Exhibit 99.140

BITFARMS LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS & MANAGEMENT INFORMATION
CIRCULAR

June 25, 2021 at 1:30 p.m. (Toronto time)

Offices of Peterson McVicar LLP

18 King Street East, Suite 902, Toronto, ON M5C 1C4

BITFARMS LTD.

18 King Street East, Suite 902

Toronto, ON M5C 1C4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Bitfarms Ltd. (the “Corporation”) will be held virtually on June 25, 2021, at 1:30 p.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

(a)	to receive the Corporation’s financial statements for the year ended December 31, 2020 and the report of the auditors thereon;

(b)	to elect the directors of the Corporation for the ensuing year;

(c)	to appoint the auditors and to authorize the directors to fix their remuneration;

(d)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to ratify, confirm and approve the by-law no. 3, in respect of the advance notice requirements for nominations of directors by Shareholders in certain circumstances;

(e)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to ratify, confirm and approve the by-law no. 4, in respect of the forum for complaints asserting a cause of action under the U.S. Securities Act of 1933;

(f)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation’s 10% rolling long term incentive plan for the ensuing year;

(g)	to consider, and if thought advisable, pass, with or without variation, a special resolution authorizing the Corporation to make an application for the continuance of the Corporation under the Business Corporations Act (Ontario); and

(h)	to transact such further and other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The board of directors (the “Board”) has fixed April 28, 2021 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

In an effort to mitigate the risks associated with COVID-19, and to preserve the health and safety of our communities, shareholders, employees and other stakeholders, we are inviting Shareholders to participate in the Meeting by accessing the virtual meeting platform at URL: https://virtual-meetings.tsxtrust.com/1118, Password: bitfarms2021, Meeting ID: 1118. Participants should join at least ten (10) minutes prior to the scheduled start time. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered Shareholders and proxy holders entitled to attend and vote at the Meeting. We highly recommend Shareholders vote their Common Shares prior to the meeting.

Voting

All Shareholders may attend the Meeting in person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be deposited with TSX Trust Company by mail delivery at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3, or by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the duly-completed form of proxy must be received prior to 1:30 p.m. (Toronto time) on June 23, 2021 (the “Proxy Deadline”), or be deposited with the Secretary of the Corporation before the commencement of the Meeting or of any adjournment thereof. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Shareholders are reminded to review the Circular before voting.

DATED this 28th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors

BITFARMS LTD.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Bitfarms Ltd. (the “Corporation”) of proxies to be used at the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation (“Common Shares”) to be held at the time and place and for the purposes set out in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, e-mail or in person. These persons will receive no compensation for such solicitation, other than their ordinary salaries or fees. The total cost of solicitation of proxies will be borne by the Corporation. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to the beneficial owners of the Common Shares. See “Appointment and Revocation of Proxies – Notice to Beneficial Holders of Shares” below. The Corporation will provide, without cost to such person, upon request to the Secretary of the Corporation, additional copies of the foregoing documents for this purpose.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

In light of the global pandemic caused by COVID-19, the Corporation is inviting Shareholders to participate in the Meeting by accessing the virtual meeting platform at URL: https://virtual-meetings.tsxtrust.com/1118, Password: bitfarms2021, Meeting ID: 1118. Participants should join at least 10 minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location; Shareholders will be able to vote over the virtual meeting platform. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We highly recommend Shareholders vote their Common Shares prior to the meeting in accordance with the instructions set out in this Circular.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The Corporation’s financial statements are reported in United States dollars, the functional currency. In this Circular, unless otherwise indicated, all dollar amounts (“$” or “C$”) are expressed in Canadian dollars and references to “US$” or “US” are to United States dollars.

Except where otherwise indicated, the information contained herein is stated as of April 28th, 2021.

Electronic copies of this Circular, financial statements of the Corporation for the year ended December 31, 2020 (the “Financial Statements”) and management discussion and analysis for 2020 (the “MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com.

Shareholders are reminded to review this Circular before voting.

Shareholders may also obtain paper copies of the Financial Statements and the MD&A free of charge by contacting TSX Trust Company at (416) 342-1091 or 1 (866) 600-5869 or upon request to the Secretary of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder who does not plan on attending the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to TSX Trust Company: (i) by mail delivery to 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3; or (ii) by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 1:30 p.m. (Toronto time) on June 23, 2021 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder’s Common Shares are to be voted.

Shareholders who are not registered shareholders of the Corporation should refer to “Notice to Beneficial Holders of Common Shares” below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with TSX Trust Company at any time up to 1:30 p.m. (Toronto time) on June 23, 2021: (i) by mail delivery to Suite 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3; or, (ii) by facsimile to (416) 595-9593, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

The information set out in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name in the records of the Corporation. Those Common Shares will most likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Common Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders under applicable securities regulations for purposes of dissemination to Beneficial Shareholders of proxy-related materials and other security holder materials and requests for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Canadian securities laws restrict the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the proxy-related materials for use in connection with the Meeting (the “Meeting Materials”) directly to NOBOs and indirectly to OBOs. NI 54-101 allows the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and to use such NOBO list for the purpose of distributing the proxy materials directly to, and seek voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. The Corporation intends to pay for intermediaries to deliver the Meeting Materials to the OBOs.

Applicable securities regulations require intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings on Form 54-101F7. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to appoint to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically mails a voting instruction form in lieu of a form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge’s dedicated voting website to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation’s transfer agent and registrar, which will tabulate the results and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or any adjournment thereof.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered shareholders of the Corporation unless specifically stated otherwise.

Instructions for Voting at the Virtual Meeting

The Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1118, Password: bitfarms2021, Meeting ID: 1118.

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1118 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number”.
3.	Enter your 12-digit control number (on your proxy form).
4.	Enter the password: bitfarms2021 (case sensitive).
5.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1118 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number”.
6.	Enter your 12-digit control number (on your proxy form).
7.	Enter the password: bitfarms2021 (case sensitive).
8.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1118 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.
2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preferred Shares without par value. As at the date hereof, there are 145,016,864 Common Shares issued and outstanding and nil Class A Preferred Shares outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed the close of business on April 28, 2021 (the “Record Date”) as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Common Shares acquired after such Record Date and who have produced properly endorsed certificates evidencing such Common Shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Receipt of Financial Statements

The financial statements of the Corporation for the fiscal year ended December 31, 2020 and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s audited financial statements for the fiscal year ended December 31, 2020 will not constitute approval or disapproval of any matters referred to therein.

2. Election of Directors

The Corporation’s articles provide that the Board will consist of a minimum of one (1) and a maximum of ten (10) directors. The Board currently consists of five (5) directors. At the Meeting, Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution electing the five (5) persons named below. Emiliano Grodzki, Nicolas Bonta, Pierre Seccareccia, Brian Howlett and Andres Finkielsztain are incumbent directors and will be proposed for re- election as directors of the Corporation.

It is intended that each of the directors will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Canada Business Corporations Act (the “CBCA”).

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Common Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director Since	Common Shares Owned or Controlled(1)
Emiliano Joel Grodzki(3) Buenos Aires, Argentina	CEO, Founder and Director of the Corporation (2018 – present); Consultant in the cryptocurrency sector; Founder and Director of cripto247 (2018 – present); Founder and Commercial Director of My Urban Foods (2012 –2015).	October 11, 2018	11,820,772
Nicolas Bonta Buenos Aires, Argentina	Chairman of the Board and Founder of the Corporation; Founder and Chief Executive Officer of Own Hotels (2006 – Present).	October 11, 2018	11,210,706
Brian Howlett(2) Ontario, Canada	Lead Director of the Corporation (2020 – present); President and CEO of Hemlo Explorers Inc. (2020 – present); President and CEO of Voyageur Mineral Explorers Corp. (2020 – present); Director of Nighthawk Gold Corp. (2016 – present); President and CEO of Dundee Sustainable Technologies Inc. (2015 – 2020); President and CEO of Stone Gold Inc. (2014 – 2020).	April 17, 2020	30,000
Pierre Seccareccia(2)(3) Québec, Canada	Director of the Company (2019 – present); Full-time independent director for several public companies (2003 – present); Director of Groupe Ivanhoé Cambridge Inc., a real estate subsidiary of la Caisse de dépôt et placement du Québec (2010 – present).	June 12, 2019	80,000
Andres Finkielsztain(2)(3) Buenos Aires, Argentina	Director of the Company (2020 – present); Founding managing partner of FinkWald LLC (2011 – present); Director of Goldmoney Inc. (TSX: XAU) (2018 – present).	August 31, 2020	nil

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants.
(2)	Member of the Audit Committee.
(3)	Member of the Governance, Nomination and Compensation Committee.

Emiliano Joel Grodzki

Emiliano Joel Grodzki serves as the Chief Executive Officer, Chief Strategy Officer and a Director of the Corporation. Mr. Grodzki is an Argentinian entrepreneur, businessman and a founder of the Corporation. He has been a business builder and innovator since his early teens, founding, incubating and exiting interdisciplinary ventures in the design, food and construction industries. In 2016, he discovered the world of cryptocurrencies and began to invest in and mine cryptocurrencies from Argentina. Mr. Grodzki has a construction degree from ORT in Buenos Aires.

Nicolas Bonta

Nicolas Bonta serves as the Chairman of the Board. Mr. Bonta is an Argentinian hotelier, real estate investor and a founder of the Corporation. In 1998, he founded one of the first boutique hotel companies in Argentina named “Own Hotels” which has grown to six locations in the cities of Buenos Aires and Montevideo, Uruguay. Mr. Bonta has a bachelor’s degree in Hospitality from Glion Institute of Higher Education in Switzerland.

Brian Howlett

Brian Howlett serves as the Lead Director of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. and Voyageur Mineral Explorers Corp. Mr. Howlett also serves on the board of Nighthawk Gold Corp. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer. Mr. Howlett graduated in 1982 with a B. Comm. in Finance from Concordia University and received his CMA designation in 1989.

Pierre Seccareccia

Pierre Seccareccia serves as a Director of the Corporation. He has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as the Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities. He is a Fellow CPA, CPA and a lifetime member of the Ordre des comptables professionnels agréés du Québec. He is also a member of the Institute of Corporate Directors (Canada). He graduated from the École des hautes études commerciales de Montréal with a degree in Accounting.

Andres Finkielsztain

Andres Finkielsztain serves as a Director of the Corporation. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentine-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments, a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed director of the Corporation is, as at the date of this Circular, or within the ten (10) years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than thirty (30) consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the ten (10) years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3. Appointment of Auditors

PricewaterhouseCoopers LLP (“PwC”) are the independent registered certified auditors of the Corporation. PwC was first appointed as auditor of the Corporation on June 18, 2020. Management of the Corporation intends to nominate PwC for re-appointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re- appoint PwC to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the appointment of PwC, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PwC as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4. Approval of By-Law No. 3

The Corporation has enacted by-law no. 3 of the Corporation (the “By-Law No. 3”) to, among other things, require advance notice to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the CBCA, or (b) a shareholder proposal made pursuant to the provisions of the CBCA.

The By-Law No. 3 is intended to (i) allow the Corporation to facilitate an orderly and efficient annual general or, where the need arises, special meeting process; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The CBCA provides that unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. Accordingly, the Board enacted the By-Law No. 3 by resolution passed on May 18, 2021. A by-law is effective from the date of the resolution of the directors making the amendment until it is confirmed, confirmed as amended or rejected by the shareholders and, where the by-law is confirmed or confirmed as amended, it continues in effect in the form in which it was so confirmed.

The CBCA requires the directors to submit an amendment of a by-law to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law. Accordingly, the resolution confirming the By-Law No. 3 must be passed by a simple majority of the votes cast in respect thereof at the Meeting.

If the enactment of the By-Law No. 3 is rejected by the Shareholders, the By-Law No. 3 shall cease to be effective and no subsequent resolution of the directors to enact the By-Law No. 3 (or another by-law) having substantially the same purpose or effect is effective until the by-law is confirmed or confirmed as amended by the Shareholders.

The full text of the By-Law No. 3 is set forth in Schedule “B” hereto.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, subject to such amendments, variations or additions as may be approved at the Meeting, ratifying, confirming and approving the By-Law No. 3 (the “By-Law No. 3 Resolution”). In order to be effected, the By-Law No. 3 Resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

The Board recommends that Shareholders vote FOR the By-Law No. 3 Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the By-Law No. 3 Resolution, the persons named in the proxy or voting information form will vote FOR the By-Law No. 3 Resolution.

5. Approval of By-Law No. 4

The Corporation has enacted by-law no. 4 of the Corporation (the “By-Law No. 4”), being a by-law relating the forum in which certain suits related to United States securities laws matters may be brought. Specifically, Section 27 of the Securities Exchange Act of 1934 (United States) (the “Exchange Act”) creates exclusive jurisdiction of the federal district courts of the United States of America over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder (including the general anti-fraud provisions thereof and thereunder), whereas Section 22 of the Securities Act of 1933 (United States) (the “Securities Act”) creates concurrent jurisdiction for United States federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Through the enactment of By-Law No. 4, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder.

The CBCA provides that unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. Accordingly, the Board enacted the By-Law No. 4 by resolution passed on May 18, 2021. A by-law is effective from the date of the resolution of the directors making the amendment until it is confirmed, confirmed as amended or rejected by the shareholders and, where the by-law is confirmed or confirmed as amended, it continues in effect in the form in which it was so confirmed.

The CBCA requires the directors to submit an amendment of a by-law to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law. Accordingly, the resolution confirming the By-Law No. 4 must be passed by a simple majority of the votes cast in respect thereof at the Meeting.

If the enactment of the By-Law No. 4 is rejected by the Shareholders, the By-Law No. 4 shall cease to be effective and no subsequent resolution of the directors to enact the By-Law No. 4 (or another by-law) having substantially the same purpose or effect is effective until the by-law is confirmed or confirmed as amended by the Shareholders.

The full text of the By-Law No. 4 is set forth in Schedule “C” of this Circular.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, subject to such amendments, variations or additions as may be approved at the Meeting, ratifying, confirming and approving the By-Law No. 4 (the “By-Law No. 4 Resolution”). In order to be effected, the By-Law No. 4 Resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

The Board recommends that Shareholders vote FOR the By-Law No. 4 Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the By-Law No. 4 Resolution, the persons named in the proxy or voting information form will vote FOR the By-Law No. 4 Resolution.

6. Approval of Long Term Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve a new long term incentive plan (the “LTIP”) for the Corporation. The Board has approved the LTIP, subject to the approval of Shareholders, to replace the Corporation’s existing stock option plan (the “Old Plan”) previously approved by the Shareholders at the annual meeting of the Corporation on June 27, 2020.

The Old Plan provides for a fixed limit of 20% of the outstanding Common Shares as at June 20, 2019, being 11,414,975 Common Shares available for issuance under the Old Plan.

The LTIP is designed to ensure compliance with the policies of TSX Venture Exchange (the “TSXV”). The LTIP is a rolling incentive plan pursuant to which stock options and restricted stock units may be issued, that sets the number of Common Shares issuable thereunder at a maximum of 10% of the Common Shares issued and outstanding at the time of any grant. As at the date of this Circular, there are 7,108,922 options outstanding pursuant to the Old Plan which, assuming approval of the LTIP by the Shareholders at the Meeting, will be subsumed as options outstanding under the LTIP, and will represent approximately 4.90% of the issued and outstanding Common Shares, leaving a total of 7,392,764 Common Shares available for reservation pursuant to new grants of options.

Pursuant to the policies of TSXV, the Corporation is required to obtain the approval of its shareholders for a “rolling” incentive plan for acceptance of the incentive plan by the Corporation and at each annual meeting of shareholders. Accordingly, at the Meeting, Shareholders will be asked to approve an ordinary resolution to approve the LTIP for the ensuing year.

The LTIP provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares or restricted stock units (“RSUs”) which grant the holder the right to receive a payment in Common Shares. For a summary of the material features of the LTIP, please see “Executive Compensation – LTIP”.

The full text of the LTIP is set forth in Schedule “D” of this Circular.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve the LTIP for the ensuing year (the “LTIP Resolution”). In order to be effected, the LTIP Resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

The Board recommends that Shareholders vote FOR the LTIP Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the LTIP Resolution, the persons named in the proxy or voting information form will vote FOR the LTIP Resolution.

7. Continuance under the Business Corporations Act (Ontario)

The Corporation presently exists under the CBCA. The Board proposes to continue (the “Continuance”) the Corporation to the jurisdiction of the Province of Ontario under the Business Corporations Act (Ontario) (the “OBCA”). The primary rationale for the Continuance is to provide the Corporation with more flexibility in respect of Board composition once the amendments to the OBCA come into force, which would, among other things, eliminate the requirement that 25% of the directors of an Ontario corporation be “resident Canadians” within the meaning of the OBCA (the “OBCA Amendments”), pursuant to Ontario’s Bill 213 – The Better for People, Smarter for Business Act, 2020 (“Bill 213”). Bill 213 received royal assent on December 8, 2020 and will come into force upon proclamation by the Lieutenant Governor of Ontario at a date that has not yet been announced. The Corporation cannot currently predict when Bill 213 will come into force.

Shareholders will be asked at the Meeting to consider and, if thought fit, to pass a special resolution (the “Continuance Resolution”) designed to effect the Continuance of the Corporation into Ontario, whereafter the Corporation will be subject to the OBCA. The Board has unanimously approved the Continuance and recommends that shareholders vote FOR the Continuance Resolution. In addition to shareholder approval, continuance into another jurisdiction is subject to the approval of Corporations Canada (on being satisfied that the Continuance will not adversely affect creditors or shareholders of the Corporation) and the TSXV. The OBCA adopts many provisions similar to those contained in corporate legislation elsewhere in Canada, including the CBCA, and will permit the Corporation to take advantage of modernized corporate law procedures and requirements.

The provisions of the OBCA dealing with shareholder rights and protections are generally comparable to those contained in the CBCA. Shareholders will not lose or gain any significant rights or protections as a result of the Continuance. Once the Amendments come into force, the OBCA will provide for more flexibility than the CBCA in respect of Board composition. However, the Continuance will affect certain of the rights of the Corporation’s Shareholders as they currently exist under the CBCA. Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

See “Rights of Shareholders to Dissent to the Proposed Continuance”, “Recommendation of the Board of Directors” and “The Continuance Resolution” for more information.

In order to effect the Continuance, the Corporation must:

1.	Obtain the approval of Shareholders to the Continuance by way of the Continuance Resolution, being a special resolution to be passed by not less than two-thirds of the votes cast at the Meeting in person or by proxy.

2.	Receive TSXV approval for the Continuance.

3.	Make a written application to the director under the CBCA (the “CBCA Director”) for consent to continue under the OBCA, such written application to establish to the satisfaction of the Director that the proposed Continuance will not adversely affect the Corporation’s creditors or the Shareholders.

4.	Once the Continuance Resolution is passed and the Corporation has obtained the consent of the CBCA Director and acceptance of the Continuance by the TSXV, the Corporation must file a “Continuance Application” and the consent of the CBCA Director along with prescribed documents under the OBCA, with the director under the OBCA (the “OBCA Director”) to obtain a “Certificate of Continuance.”

5.	File a copy of the Certificate of Continuance with the CBCA Director and receive a “Certificate of Discontinuance” under the CBCA.

On the date shown on the Certificate of Continuance issued by the OBCA Director (the “Effective Date”), the Corporation will become a corporation existing under the laws of the Province of Ontario as if it had been incorporated under the laws of the Province of Ontario. As of the Effective Date, the legal domicile of the Corporation will be the Province of Ontario and the Corporation will no longer be subject to the provisions of the CBCA.

Upon the completion of the Continuance, the Corporation’s existing articles and by-laws will be repealed and the articles of continuance and updated by-laws under the OBCA will be adopted. The articles of continuance under the OBCA are substantially similar to the Corporation’s existing articles under the CBCA, with certain changes made to reflect the provisions of the OBCA, and the updated by-laws under the OBCA are substantially similar to the Corporation’s existing by-law no. 1 and by-law no. 2 under the CBCA, copies of which have been filed under the Corporation’s SEDAR profile, and the proposed By-Law No. 3 and By-Law No. 4, with certain changes made to reflect the provisions of the OBCA. Shareholders are advised that the articles of continuance and updated by-laws under the OBCA may be amended prior to filing with the OBCA Director.

By operation of law under the Province of Ontario, as of the Effective Date, all of the assets, property, rights, liabilities and obligations of the Corporation immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of the Corporation after the Continuance.

As of the Effective Date of the Continuance, the Corporation’s current constating documents — its articles and by-laws under the CBCA — will be replaced with articles and by-laws under the OBCA, the legal domicile of the Corporation will be the Province of Ontario and the Corporation will no longer be subject to the provisions of the CBCA.

Differences in Rights between the OBCA and the CBCA

In general terms, the OBCA provides shareholders substantively the same rights as are available to shareholders under the CBCA, including rights of dissent and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings, requirements for certain corporate procedures and certain shareholder remedies. The Corporation’s Shareholders will not lose or gain any significant rights or protections as a result of the Continuance. The following is a summary comparison of certain provisions of the OBCA and the CBCA. This summary is not intended to be exhaustive and is qualified in its entirety by the full provisions of the CBCA and OBCA, as applicable.

Amendments to the Charter Documents

There are no significant differences between the CBCA and the OBCA with respect to the charter documents for companies governed by those statutes.

Constitutional Jurisdiction

Other significant differences in the statutes arise from the differences in the constitutional jurisdiction of the federal and provincial governments. For example, a CBCA corporation has the capacity to carry on business throughout Canada as a right. An OBCA company is only allowed to carry on business in another province where that other province allows it to register to do so. A CBCA corporation is subject to provincial laws of general application, but a province cannot pass laws directed specifically at restricting a CBCA corporation’s ability to carry on business in that province. If another province so chooses, however, it can restrict an OBCA company’s ability to carry on business within that province. Also, a CBCA corporation will not have to change its name if it wants to do business in a province where there is already a corporation with a similar name, whereas an OBCA company may not be allowed to use its name in that other province if that name, or a similar one, is already in use.

Registered Office

Under the CBCA, the registered office must be in the province specified in the articles and may be relocated to a different province by special resolution of the shareholders or relocated within the same province by resolution of the directors.

Under the OBCA, the registered office must be situated in Ontario and may be relocated to a different municipality within Ontario by special resolution of the shareholders or relocated within the same municipality by resolution of the directors.

Rights of Dissent

The OBCA provides that shareholders, including beneficial holders, who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is available to shareholders, whether or not their shares carry the right to vote, where the company proposes to:

1.	amend its articles to add, remove or change any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

2.	amend its articles to add, remove or change any restriction upon the business or businesses that the company may carry on;

3.	amalgamate with another company (other than for vertical or horizontal short-form amalgamations);

4.	be continued under the laws of another jurisdiction;

5.	sell, lease or exchange all or substantially all its property; or

6.	carry out a going-private transaction.

The CBCA contains a similar dissent remedy, provided however, that in addition to the foregoing, the CBCA expressly provides for dissent rights with respect to a squeeze-out transaction. The dissent provisions of the CBCA are described under the heading “Rights of Dissent in Respect of the Continuance Resolution”, below, and the text of Section 190 of the CBCA is set forth on Schedule “E” to this Circular. Under the CBCA and OBCA, the dissenting shareholder must generally send notice of dissent at or before the resolution being passed.

Oppression Remedies

Under both the CBCA and the OBCA, a shareholder, beneficial shareholder, former shareholder or beneficial shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of offering corporation under the OBCA, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates, any act or omission of a company or its affiliates effects a result, the business or affairs of a company or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

The OBCA allows a court to grant relief where a prejudicial effect to the shareholder is merely threatened, whereas the CBCA only allows a court to grant relief if the effect actually exists (that is, it must be more than merely threatened).

Under the CBCA, such remedy is also available to the CBCA Director appointed under Section 260 of the CBCA.

Shareholder Derivative Actions

A broad right to bring a derivative action is contained in each of the CBCA and the OBCA and this right extends to officers, former shareholders, directors or officers of a company or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, both statutes permit derivative actions to be commenced in the name and on behalf of a company or any of its subsidiaries.

Under the CBCA and OBCA, a condition precedent to a complainant bringing a derivative action is that the complainant has given at least 14 days’ notice to the directors of the corporation of the complainant’s intention to make an application to the court to bring such a derivative action. However, under the OBCA, a complainant is not required to give notice to the directors of the corporation of the complainant’s intention to make an application to the court to bring a derivative action if all of the directors of the corporation are defendants in the action.

Under the CBCA, the CBCA Director appointed under Section 260 of the CBCA may also commence a derivative action.

Shareholder Proposals and Shareholder Requisitions

Both statutes provide for shareholder proposals. Each statute contains certain requirements with respect to, among other things, the content, timing and delivery of proposals. Moreover, each statute includes provisions which allow a corporation to refuse to process a proposal in similar circumstances.

Under the CBCA, a shareholder entitled to vote at a meeting of shareholders may (i) submit notice of a proposal to the corporation, and (ii) discuss at the meeting any matter in respect of which such shareholder would have been entitled to submit a proposal. The registered or beneficial shareholder must either: (i) have owned for at least six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000, or (ii) have the support of persons who, in the aggregate, have owned for at least six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Under the OBCA, proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at a meeting of shareholders.

Both statutes provide that holders of not less than 5% of the outstanding voting shares may requisition a meeting of shareholders, and permit the requisitioning registered shareholder to call the meeting where the board of directors of the company does not do so within the 21 days following the company’s receipt of the shareholder meeting requisition.

Notice-and-Access

Both statutes permit the use of the notice-and-access delivery system (“Notice-and-Access”) under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuer. However, the CBCA currently requires companies to seek exemptive relief from the CBCA Director under Sections 151(1) and 156 of the CBCA, which exempt a company from the requirement to send a proxy circular to shareholders, duties related to intermediaries and the requirement to send annual financial statements to shareholders in order to use Notice-and-Access. Under the OBCA, companies are not required to obtain such exemptive relief in order to use Notice-and-Access.

Place of Meetings

Under the OBCA, subject to the articles of the corporation, and any unanimous shareholders agreement, a shareholders’ meeting may be held in or outside Ontario (including outside Canada) as determined by the directors, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting may be held outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. The current by-laws of the Corporation provide that meetings of shareholders of the Corporation may be held at such place inside or outside of Canada, as the directors may from time to time determine. The Proposed By-Law No. 1 contemplates the same with respect to the place of shareholders’ meetings.

Virtual or hybrid shareholder meetings, which are comprised of both an in-person and virtual element, are both permitted under the OBCA and CBCA, unless the articles or by-laws of a company state otherwise.

The Corporation may hold virtual or hybrid shareholder meetings following the Continuance in order to provide a safe forum in light of the ongoing public health concerns posed by COVID-19 and to allow for greater shareholder participation in such meetings.

Directors

Under the CBCA, at least one-quarter of the directors must be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian. Subject to certain exceptions, an individual must be a Canadian citizen or permanent resident ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

The OBCA currently contains the same director residency requirements, however, once the OBCA Amendments come into force, there will no longer be any director residency requirements.

Under the OBCA, at least one-third of the members of the board of directors cannot be officers or employees of the company or its affiliates. Under the CBCA, the requirement is that at least two of the directors cannot be officers or employees of the company or its affiliates. The Corporation is also subject to applicable securities law and stock exchange requirements with respect to director independence.

Rights of Shareholders to Dissent to the Proposed Continuance

The following description of the rights of shareholders to dissent and to be paid the fair value for their common shares of the Corporation by virtue of the Continuance is not a comprehensive statement of the procedures to be followed. It is qualified in its entirety by reference to the full text of Section 190 of the CBCA, a copy of which is attached as Schedule “E” to this Circular. A shareholder who intends to exercise a right of dissent should carefully consider and comply with such provisions of the CBCA and should seek independent legal advice. Failure to comply with the provisions of the CBCA may result in the loss of all rights thereunder.

Pursuant to Section 190 of the CBCA, a shareholder is entitled, in addition to any other right that the shareholder may have, to dissent and to be paid by the Corporation the fair value of the common shares in respect of which that shareholder dissents. “Fair value” is determined as of the close of business on the last business day before the day on which the Continuance Resolution is adopted. A shareholder may dissent only with respect to all of the shareholder’s common shares of the Corporation or common shares held by the shareholder on behalf of any one beneficial owner. Furthermore, a shareholder may only dissent in respect of common shares registered in the dissenting shareholder’s name.

Beneficial owners of common shares of the Corporation who wish to dissent should be aware that only the registered owner of such common shares is entitled to dissent. Common shares registered in the name of a broker, custodian, nominee or other intermediary, held on behalf of the beneficial owner of the common shares, must exercise dissent rights on behalf of such beneficial owners.

Under Section 190 of the CBCA, a shareholder wishing to dissent must send to the Corporation written objection (the “Notice of Dissent”) to the Continuance Resolution, as defined herein. The Notice of Dissent must be sent to the Corporation at any time before the meeting in care of TSX Trust Company at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, on or before 1:30 p.m. (Toronto Time) on June 23, 2021 or be delivered to the Chair of the Meeting at the Meeting. The sending of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the Continuance Resolution but a vote either in person or by proxy against the Continuance Resolution does not constitute a Notice of Dissent. A vote in favour of the Continuance Resolution will deprive the registered shareholder of further rights under Section 190 of the CBCA.

Within ten days after the Continuance Resolution has been adopted, the Corporation must give written notice to each shareholder (a “Dissenting Shareholder”) who has filed a Notice of Dissent and has not voted for the Continuance Resolution or not withdrawn that shareholder’s Notice of Dissent, that the Continuance Resolution has been adopted. Within 20 days after receipt of this notice or, if the Dissenting Shareholder does not receive it, within 20 days after learning that the Continuance Resolution has been adopted, the Dissenting Shareholder must send to the Corporation a written notice (the “Demand for Payment”) setting out the Dissenting Shareholder’s name and address, the number of common shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of their fair value. Additionally, the Dissenting Shareholder must send the certificates for the common shares in respect of which that Dissenting Shareholder dissents to the Corporation or its transfer agent within 30 days after sending the Demand for Payment. The Corporation or the transfer agent must endorse the certificates with a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and forthwith return the certificates to the Dissenting Shareholder. A Dissenting Shareholder who does not send the certificates representing the common shares within the 30 day period has no right to make a claim under Section 190 of the CBCA.

A Dissenting Shareholder ceases to have any rights as a holder of common shares of the Corporation, other than the right to be paid their fair value, unless: (i) the Demand for Payment is withdrawn before the Corporation makes a written offer to pay (the “Offer to Pay”); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws the Demand for Payment; or (iii) the Continuance is not proceeded with.

The Corporation shall, not later than seven days after the later of the day on which the action approved by the Continuance Resolution is effective or the day the Corporation receives the Demand for Payment, send an Offer to Pay in the amount considered by the directors of the Corporation to be the fair value of the common shares in respect of which the Dissenting Shareholder has dissented. The Offer to Pay must be accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders must be on the same terms, and lapses if not accepted within 30 days after being made. If the Offer to Pay is accepted, payment must be made within 10 days of acceptance.

If the Corporation does not make an Offer to Pay or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the after the action approved by the Continuance Resolution is effective or within such further period as a court of competent jurisdiction may allow, apply to the court to fix a fair value for the securities of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may do so for the same purpose within a further period of 20 days or such other period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. Applications referred to in this paragraph may be made to a court of competent jurisdiction in the place where the Corporation has its registered office or in the province where the Dissenting Shareholder resides if the Corporation carries on business in that province.

If the Corporation makes an application to the court, it must give notice of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard to each Dissenting Shareholder who has sent the Corporation a Demand for Payment and has not accepted an Offer to Pay. All Dissenting Shareholders whose shares have not been purchased by the Corporation must be made parties to the application and are bound by the decision of the court. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court must fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date of the Continuance until the date of payment of the amount so fixed. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder must be rendered against the Corporation and in favour of each Dissenting Shareholder.

The discussion above is only a summary of the dissenting shareholder provisions of the CBCA. A shareholder of the Corporation wishing to exercise a right to dissent should seek independent legal advice. Failure to comply strictly with the provisions of the statute may prejudice the right of dissent.

Recommendation of the Board of Directors

Our directors and the Corporation’s management have reviewed the more flexible regime under the OBCA and has concluded that it is in the best interests of the Corporation and the Shareholders to proceed with the proposed Continuance. The Board unanimously recommends that the Shareholders vote in favour of the Continuance Resolution, the full text of which follows. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the Continuance Resolution.

The Continuance Resolution

“NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the continuance of Bitfarms Ltd. (the “Corporation”), a corporation existing under the laws of Canada, to the Business Corporations Act (Ontario) (“OBCA”) pursuant to Section 188 of the Canada Business Corporations Act (“CBCA”) and Section 180 of the OBCA, is hereby authorized and approved and the Corporation is hereby authorized to apply to the director of corporations under the OBCA (“OBCA Director”) for authorization to be continued as if it had been constituted under the OBCA, and to continue its existence under the OBCA (the “Continuance”) on such date as the directors of the Corporation may determine, which may, in the discretion of the directors of the Corporation, be a date following the coming into force of those amendments to the OBCA pursuant to Ontario’s Bill 213 – The Better for People, Smarter for Business Act, 2020;

2.	the form of articles of continuance, the text of which is substantially similar to that of the existing articles of the Corporation under the CBCA, is hereby approved, and the Corporation is hereby authorized to file the articles of continuance with the OBCA Director together with any notices and other documents prescribed by the OBCA necessary to continue the Corporation as if it had been incorporated under the laws of the Province of Ontario;

3.	subject to the Continuance becoming effective, and without affecting the validity of any act of the Corporation under its existing by-laws (the “Existing By-Laws”), the Existing By-Laws are hereby repealed and replaced with the new by-law no. 1, by-law no. 2, by-law no. 3 and by-law no. 4 of the Corporation (collectively, the “New By-Laws”), which are substantially similar to the Existing By-laws, which have been filed under the Corporation’s SEDAR profile, and the proposed By-Law No. 3 and By-Law No. 4, the full texts of which are attached as Schedule “B” and Schedule “C” to the Corporation’s circular dated April 28, 2021, together with such changes or amendments thereto as any director or officer of the Corporation determines appropriate, the conclusive evidence of such determination being the execution of the New By-Laws by a director or officer of the Corporation;

4.	notwithstanding that this resolution has been passed (and the Continuance adopted) by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the shareholders of the Corporation, to determine, at any time (i) to amend the articles of continuance to the extent permitted by law, and/or (ii) not to proceed with the Continuance; and

5.	any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, and to deliver all documents and take such actions as such person officer may determine to be necessary or advisable to implement this resolution, the execution of any such document or the doing of any such other action being conclusive evidence of such determination to be conclusively evidenced by the taking of any such actions.”

Notwithstanding whether the Continuance Resolution is passed by the Shareholders, the directors of the Corporation may, if determined to be in the best interests of the Corporation and without further notice to or approval by Shareholders, determine to not proceed with the proposed Continuance at any time prior to the issuance of the Certificate of Continuance under the OBCA, including in the event it anticipates substantial cost to the Corporation as a result of the exercise of dissent rights or the OBCA Amendments do not come into force.

As previously described, Shareholders have the right to dissent to the Continuance under Section 190 of the CBCA. See “Rights of Shareholders to Dissent to the Proposed Continuance”.

8. Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation;

(c)	in respect of the Corporation and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Oversight and description of Director and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options, which will be a significant component of executive compensation. This approach is based on the assumption that the performance of the Common Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with Shareholder interests – the Corporation aligns the goals of executives with maximizing long-term Shareholder value;

●	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Corporation and fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs will be developed based on the above-mentioned compensation philosophy and will be as follows:

●	to attract and retain highly qualified executive officers;

●	to align the interests of executive officers with Shareholders’ interests and with the execution of the Corporation’s business strategy;

●	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

●	to tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance Shareholder value if achieved.

Aggregate compensation for each NEO is designed to be competitive. The governance, nomination and compensation committee of the Board (the “Governance, Nomination and Compensation Committee”) will review from time to time the compensation practices of similarly situated companies when considering the Corporation’s executive compensation practices. The Governance, Nomination and Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Governance, Nomination and Compensation Committee will review data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Governance, Nomination and Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Circular under the heading “Corporate Governance – Directorships”.

Compensation Governance

The Governance, Nomination and Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Governance, Nomination and Compensation Committee will ensure that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

From time to time the Governance, Nomination and Compensation Committee will make, and the Board reviews and may approve, recommendations regarding compensation to executive officers and directors. A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The two basic components of the Corporation’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	option-based compensation.

Base salaries are paid in cash, and constitute the fixed portion of the total compensation paid to executive officers. Annual incentives comprise the remainder, and represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and, (ii) market performance of the Common Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assigns compensation based on this assessment and the recommendations of the Governance, Nomination and Compensation Committee.

Base Salary

The Governance, Nomination and Compensation Committee and the Board will approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group, which are accumulated from a number of external sources including independent consultants. The Corporation’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees.

Annual Incentive (Cash Bonus) Payments

Cash annual incentive awards are based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Governance, Nomination and Compensation Committee determines target amounts based on a number of factors, including comparable compensation of similar companies. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers will be at the discretion of the Governance, Nomination and Compensation Committee. Each NEO may receive partial or full payment of the target annual incentive amount set by the Governance, Nomination and Compensation Committee at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such NEO’s overall performance by the Governance, Nomination and Compensation Committee and the Board.

In order to develop a recommendation to the Board regarding annual incentive payments, the Governance, Nomination and Compensation Committee assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis. If the Governance, Nomination and Compensation Committee cannot unanimously agree on a recommendation in respect of an NEO’s annual incentive payment, the matter is referred to the full Board for decision.

The Board relies heavily on the recommendations of the Governance, Nomination and Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment recommended by the Governance, Nomination and Compensation Committee that it deems appropriate.

Option-Based Compensation

Options may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. Options are awarded to directors and employees, including NEOs, at the Board’s discretion, on the recommendation of the Governance, Nomination and Compensation Committee. Decisions with respect to options granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Governance, Nomination and Compensation Committee considers outstanding options granted under the incentive stock option plan and held by management in determining whether to make any new grants of options, and the quantum or terms of any options grant.

Stock Option Plan

The Corporation currently maintains the existing Old Plan to grant options (“Options”) to purchase Common Shares of the Corporation. The Old Plan was last approved by Shareholders on September 16, 2019. The Old Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares. The Old Plan provides for a fixed limit of 20% of the outstanding Common Shares as at June 20, 2019, being 11,414,975 Common Shares available for issuance under the SOP.

The purpose of the Old Plan is also to advance the interests of the Corporation through the motivation, attraction and retention of senior executives, directors, employees (including prospective employees) and consultants of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in ownership of common shares by senior executives’ directors, employees and consultants of the Corporation. The Board believes that share based awards provide an effective tool for the Corporation to enable it to attract and retain key personnel in the face of competition from larger companies.

The Board may determine and impose terms upon which each stock option shall become vested in respect of Common Shares issuable pursuant to the stock options. Options granted to any one person may not exceed 5% of the Common Shares outstanding. Options granted to all technical consultants may not exceed 2% of the Corporation’s issued and outstanding Common Shares.

The other material terms of the Old Plan are as follows:

●	The exercise price of any Option shall not be less than the market value of the Common Shares as of the date of the grant, less the allowable discount by the TSXV.

●	The expiry date of any Option shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the fifth anniversary of the date of the grant.

●	Options expire no more than one year after the date the optionee ceases to be an employee, director or officer of the Corporation. Options may be exercised by the optionee’s legal representative during said year.

●	The Old Plan provides that the Board has the discretion to deem that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.

●	Options may not be assigned or transferred.

Outstanding Options to purchase a total of 10,867,100 Common Shares have been issued to directors, officers, employees and consultants of the Corporation and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the Old Plan is 547,875.

The LTIP is a rolling incentive plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the LTIP is to advance the interests of the Corporation by (i) providing certain employees, officers, directors, or consultants of the Corporation (collectively, the “Award Holders”) with additional performance incentive; (ii) encouraging Common Share ownership by the Award Holders; (iii) increasing the proprietary interest of the Award Holders in the success of the Corporation; (iv) encouraging the Award Holders to remain with the Corporation; and (v) attracting new employees, officers, directors and consultants to the Corporation.

The following information is intended to be a brief description and summary of the material features of the LTIP:

a)	The aggregate maximum number of Common Shares available for issuance from treasury under the LTIP and all of the Corporation’s other security-based compensation arrangements at any given time is 10% of the outstanding Common Shares as at the date of grant of an option under the LTIP, subject to adjustment or increase of such number pursuant to the terms of the LTIP. Any Common Shares subject to an award (“Award”) of options or RSUs which has been granted under the LTIP and which has been cancelled, repurchased, expired or terminated in accordance with the terms of the LTIP without having been exercised will again be available under the LTIP.

b)	Each RSU entitles the holder to receive one Common Share.

c)	The exercise price of an option shall be determined by the Board at the time each option is granted, provided that such price shall not be less than (i) if the Common Shares are listed on the Exchange (as such term is defined in the LTIP), the last closing price of the Common Shares on the Exchange; or (ii) if the Common Shares are not listed on the Exchange, in accordance with the rules of the stock exchange on which the Common Shares are listed at the time of the grant; or (iii) if the Common Shares are not listed on any stock exchange, the minimum exercise price as determined by the Board.

d)	The aggregate number of Common Shares reserved for issuance pursuant to awards granted to insiders of the Corporation at any given time, or within a 12-month period, shall not exceed 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The aggregate number of Common Shares reserved for issuance pursuant to awards granted to any one person or entity within any twelve- month period shall not exceed 5% of the total number of Common Shares then outstanding unless disinterested shareholder approval is obtained.

e)	Directors, officers, consultants and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries are eligible to participate in the LTIP. Subject to compliance with requirements of the applicable regulators, Awards Holders may elect to hold Awards granted to them in an incorporated entity wholly owned by them and such entity is bound by the LTIP in the same manner as if the Awards were held by the Award Holder.

f)	Award and all rights thereunder shall expire on the date set out in the Award agreement, provided that in no circumstances shall the duration of an Award exceed the maximum term permitted by the applicable regulators.

g)	If any Awards expire during a period when trading of the Corporation’s securities by certain persons as designated by the Corporation is prohibited or within 10 business days after the end of such a period, the term of those Awards will be extended to 10 business days after the end of the prohibited trading period, unless such extension is prohibited by any applicable law or the policies of the applicable regulators.

h)	The Board may determine when any Award will become exercisable and may determine that the Award will be exercisable immediately upon the date of grant, or in instalments or pursuant to a vesting schedule. However, unless the Board determines otherwise, Awards issued pursuant to the LTIP are generally subject to a vesting schedule as follows: (i) 1/3 upon the date of grant; (ii) 1/3 upon the first anniversary of the date of grant; and (iii) 1/3 upon the second anniversary of the date of grant.

i)	In the event an Award Holder ceases to be eligible for the grant of Awards under the LTIP, Awards previously granted to such person will cease to be exercisable within a period of 90 days after the date such person ceases to be eligible under the LTIP, or such longer or shorter period as determined by the Board, provided that no Award shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Award; and (ii) 12 months following the date such person ceases to be eligible under the LTIP.

j)	If an Award Holder ceases to be a director, officer, consultant or employee of the Corporation, or its subsidiaries, or ceases to be a management company employee, for any reason (other than death), such Award Holder may exercise their Award to the extent that the Award Holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Award Holder ceases to be a director, officer, consultant or employee, or a management company employee.

k)	In the event of death of an Award Holder, the Award previously granted shall be exercisable only within 12 months after such death and only if and to the extent that such Award Holder was entitled to exercise the Award at the date of death.

l)	The LTIP has been adopted by the Board subject to the approval of the applicable regulators and, if so approved, subject to the discretion of the Board, the LTIP will become effective upon approval at the next general meeting of the shareholders of the Corporation.

In the event of a Change of Control (as defined in the LTIP), all Awards outstanding shall be immediately exercisable.

The TSXV policies relating to security-based compensation arrangements require that a majority of Shareholders must approve all unallocated Awards every year after the institution of any security-based compensation arrangement that does not have a fixed maximum aggregate of issuable securities. Accordingly, Shareholders will be asked at the Meeting to approve the unallocated Awards for the upcoming year.

The full text of the LTIP is attached hereto as Schedule “D”.

EXECUTIVE COMPENSATION

Director and NEO Compensation, Excluding Compensation Securities

The following table provides a summary of the compensation earned by the NEOs and directors for services rendered in all capacities during the fiscal year ended December 31, 2020. Some of such directors and officers received compensation from Backbone Hosting Solutions Inc. (“Backbone”) and Bitfarms Ltd., a company incorporated under the laws of the State of Israel (“Bitfarms Israel”), subsidiaries of the Corporation, for acting in such capacities for the financial years ended December 31, 2020, 2019 and 2018.

Table of compensation excluding compensation securities

Name and Principal Position	Fiscal period	Salary, consulting fee, retainer or commission ($)(6)		Bonus ($)	Committee or meeting fees ($)(5)	Value of perquisites ($)		All other compensation ($)		Total compensation ($)
Wes Fulford(1),(15)	2020	US$	50,489	nil	nil	US$	2,250	US$	180,431	US$	233,170
Former CEO	2019	US$	220,000	nil	nil	US$	9,000		nil	US$	229,000
and Former Director	2018	US$	180,219	nil	nil	US$	7,355		nil	US$	187,574

John Rim(2)	2020	US$	213,588	nil	nil		nil		nil	US$	213,588
Former CFO	2019	US$	175,000	nil	nil		nil		nil	US$	175,000
	2018	US$	97,329	nil	nil		nil		nil	US$	97,329

Ryan Hornby	2020	US$	92,807	nil	nil		nil	US$	74,626	US$	167,433
Former Executive Vice President and General Counsel	2019	US$	106,500	nil	nil		nil		nil	US$	106,500

Emiliano Joel Grodzki(3)	2020	US$	189,500	nil	nil		nil		nil	US$	189,500
CEO, Director	2019	US$	170,000	nil	nil	US$	4,800		nil	US$	174,800
and Chief Strategy Officer	2018	US$	200,000	nil	nil	US$	4,800		nil	US$	204,800

Mauro Ferrara(4)	2020	US$	31,850	nil	nil		nil		nil	US$	31,850
Interim Chief Financial	2019		nil	nil	nil		nil		nil		nil
Officer and Corporate Secretary	2018		nil	nil	nil		nil		nil		nil

Nicolas Bonta(7)	2020	US$	189,500	nil	nil		nil		nil	US$	189,500
Executive	2019	US$	170,000	nil	nil	US$	4,800		nil	US$	174,800

Table of compensation excluding compensation securities

Name and Principal Position	Fiscal period	Salary, consulting fee, retainer or commission ($)(6)		Bonus ($)	Committee or meeting fees ($)(5)	Value of perquisites ($)		All other compensation ($)	Total compensation ($)
Chairman and Chief Development Officer	2018	US$	200,000	nil	nil	US$	4,800	nil	US$	204,800

Geoffrey Morphy(8)	2020	US$	62,393	nil	nil	US$	8,721	nil	US$	71,114
President	2019		nil	nil	nil		nil	nil		nil
	2018		nil	nil	nil		nil	nil		nil

Mathieu Vachon(9)	2020	US$	172,106	nil	nil	US$	4,759	nil		$176,865
Former Chief	2019		nil	nil	nil		nil	nil		nil
Information Officer and Former Director	2018		nil	nil	nil		nil	nil		nil

Sophie Galper- Komet(10),(15)	2020	US$	20,965	nil	nil		nil	nil	US$	20,965
Former	2019	US$	22,500	nil	nil		nil	nil	US$	22,500
Independent Director	2018		nil	nil	nil		nil	nil		nil

Pierre Seccareccia(11)	2020	US$	30,749	nil	nil		nil	nil	US$	30,749
Independent	2019	US$	20,000	nil	nil		nil	nil	US$	20,000
Director	2018		nil	nil	nil		nil	nil		nil

Wendi Locke(12),(16)	2020	US$	18,635	nil	nil		nil	nil	US$	18,635
Former	2019	US$	20,000	nil	nil		nil	nil	US$	20,000
Independent Director	2018		nil	nil	nil		nil	nil		nil

Brian Howlett(13)	2020	US$	14,909	nil	nil		nil	nil	US$	14,909
Lead Director	2019		nil	nil	nil		nil	nil		nil
	2018		nil	nil	nil		nil	nil		nil

Andres Finkielsztain(14)	2020	US$	4,994	nil	nil		nil	nil	US$	4,994
Independent	2019		nil	nil	nil		nil	nil		nil
Director	2018		nil	nil	nil		nil	nil		nil

Notes

(1)	Wes Fulford became CEO of the Corporation on October 11, 2018. Pursuant to his employment agreement, Mr. Fulford earned an annual base salary of US$220,000 and was entitled to a monthly car allowance of US$750. On March 13, 2020, Wes Fulford resigned as CEO and as a Director of the Corporation, Backbone and Bitfarms Israel. In connection with his resignation, the Corporation agreed to issue to Mr. Fulford 500,000 Common Shares in consideration for past services.
(2)	John Rim became CFO of Backbone on May 22, 2018, CFO of Bitfarms Israel on August 1, 2018 and CFO of the Corporation on October 11, 2018. Pursuant to his employment agreement, Mr. Rim earns an annual base salary of US$175,000. Mr. Rim is not a party to an employment or consulting agreement with Bitfarms Israel. On August 28, 2019, Mr. Rim resigned as the secretary of the Corporation. On September 30, 2020, Mr. Rim resigned as Chief Operating Officer and Chief Financial Officer of the Corporation.
(3)	Emiliano Joel Grodzki became a Director of Backbone on June 13, 2017 and on April 12, 2018 became a Director of Bitfarms Israel and Chief Strategy Officer of Backbone. On October 11, 2018, he became a Director and Chief Strategy Officer of the Corporation. On March 13, 2020, Mr. Grodzki became the interim CEO of the Corporation. On December 29, 2020, Mr. Grodzki became the Chief Executive Officer of the Corporation on a permanent basis.
(4)	Mauro Ferrara became the Interim Chief Financial Officer and Corporate Secretary of the Corporation on September 30, 2020.
(5)	Monthly car allowance of US$400.

(6)	Independent directors received an annual cash stipend of $30,000, with an additional $10,000 for serving as a chair of a board committee and an extra $5,000 for serving as a non-chair member of a board committee during 2020.
(7)	Nicolas Bonta became Chairman of the Corporation on October 11, 2018 and became Executive Chairman on December 29, 2020. In June 2020, Mr. Bonta assumed the role of Chief Development Officer of Bitfarms.
(8)	Geoffrey Morphy became a director of the Corporation on May 19, 2020. On August 31, 2020, Mr. Morphy resigned as a Director of the Corporation and became Executive Vice-President – Finance, Administration & Corporate Development of the Corporation. On December 29, 2020, Mr. Morphy became the President of the Corporation.
(9)	On Oct 17, 2019, Mathieu Vachon became the Executive Vice President – Technology & Operations of the Corporation. On June 29, 2020, he became a Director of the Corporation. On December 29, 2020, Mr. Vachon became the Chief Information Officer of the Corporation. On January 13, 2021, Mr. Vachon resigned as the Chief Information Officer and a Director of the Corporation.
(10)	Sophia Galper-Komet became a Director of Director of the Corporation on February 1, 2019 and resigned on May 15, 2020.

(11)	Pierre Seccareccia became a Director of the Corporation on June 12, 2019.
(12)	Wendi Locke became a Director of the Corporation on June 13, 2018 and resigned on May 15, 2020.
(13)	Brian Howlett became a Director of the Corporation on April 17, 2020. On December 29, 2020, Mr. Howlett became the Lead Director of the Corporation.
(14)	Andres Finkielsztain became a Director of the Corporation on August 31, 2020.
(15)	Not standing for re-election to the board of Directors.

Compensation Securities Table

The following table discloses the particulars of the option-based awards outstanding to NEOs and directors of the Corporation for the financial year ended December 31, 2020.

Name and Position	Number of securities underlying unexercised options and percentage of class(1)			Date of issue or grant	Option Exercise Price ($)	Closing price of underlying security on date of grant ($)	Closing price of underlying security at year end ($)	Option Expiration Date
Wes Fulford	1,200,000		10.51%	June 20, 2019	$0.99	$0.99	$0.50	July 31, 2022(2)
Former CEO	1,082,996		9.49%	June 20, 2019	$1.19	$0.99	$0.50	July 31, 2022(2)

John Rim	750,000		6.57%	June 20, 2019	$0.99	$0.99	$0.50	June 20, 2024
Former CFO	128,120		1.12%	June 20, 2019	$1.19	$0.99	$0.50	June 20, 2024
	121,880		1.07%	August 12, 2019	$1.25	$0.99	$0.50	August 12, 2024
	602,000		5.27%	June 28, 2020 (3)	$0.36	$0.36	$2.50	June 28, 2025

Emiliano Grodzki CEO, Director and Chief Strategy Officer	154,900		1.36%	December 22, 2020	$1.76	$1.76	$2.50	December 22, 2025

Nicolas Bonta Executive Chairman and Chief Development Officer	154,900		1.36%	December 22, 2020	$1.76	$1.76	$2.50	December 22, 2025

Geoffrey Morphy	200,000		1.75%	June 28, 2020	$0.36	$0.36	$2.50	June 28, 2025
President	1,000,000		8.76%	August 31, 2020	$0.43	$0.43	$2.50	August 31, 2025
	154,900		1.36%	December 22, 2020	$1.76	$1.76	$2.50	December 22, 2025

Mathieu Vachon Former Chief Information Officer and Former Director	154,900	(4)	1.36%	December 22, 2020	$1.76	$1.76	$2.50	December 22, 2025

Sophie Galper-Komet Former Independent Director	18,750	(4)	0.16%	June 20, 2019	$0.99	$0.99	$0.50	August 15, 2020

Pierre Seccareccia	75,000		0.66%	June 20, 2019	$0.99	$0.99	$0.50	June 20, 2024
Independent Director	200,000		1.75%	June 28, 2020	$0.36	$0.36	$2.50	June 28, 2025
	50,000		0.44%	December 22, 2020	$1.76	$1.76	$2.50	December 22, 2025

Wendi Locke Former Independent Director	18,750	(4)	0.16%	June 20, 2019	$0.99	$0.99	$0.50	August 15, 2020

Brian Howlett	200,000		1.75%	June 28, 2020	$0.36	$0.36	$2.50	June 28, 2025
Independent Director	50,000		0.44%	December 22, 2020	$1.76	$1.76	$2.50	December 22, 2025

Andres Finkielsztain	200,000		1.31%	August 31, 2020	$0.43	$0.43	$2.50	August 31, 2025
Independent Director	50,000		0.44%	22-Dec-20	$1.76	$1.76	$2.50	December 22, 2025

Notes:

(1)	Issued to Mr. Fulford on March 7, 2018 in accordance with the terms of his original employment agreement with Backbone, the terms of which were amended on June 20, 2019.

(2)	On March 11, 2020, Wes Fulford resigned as CEO and as a Director of the Corporation, Backbone and Bitfarms Israel. In connection with his resignation, the Corporation agreed to maintain Mr. Fulford as a consultant until July 31, 2021. All vested Options expire 1 year after the termination of the consulting agreement.
(3)	100,000 stock rights were issued to Mr. Rim on May 22, 2018 in accordance with the terms of his original employment agreement with Backbone, the terms of which were amended on June 20, 2019.
(4)	Directors resigned May 15, 2020. All unvested Options were forfeited and vested Options expire 3 months from the resignation date.

Exercise of Stock Options by NEOs and Directors

The following table sets forth information concerning the exercise of options by NEOs and directors during the fiscal year ended December 31, 2020.

Name and Position	Number of underlying securities exercised (#)	Exercise Price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)

Wes Fulford(1)	300,000	0.99			1.56	$468,000
Former CEO	270,748	1.19	December 28 2021	2.55	1.36	$368,217
	146,256	1.25			1.30	$190,133

John Rim(2)	220,000	$0.36	November 30, 2020	$0.81	$0.45	$99,000
Former CFO	440,000	$0.36	December 17, 2020	$1.39	$1.03	$453,200
	338,000	$0.36	December 30, 2020	$2.66	$2.30	$777,400
	500,000	$0.99	December 31, 2020	$2.50	$1.51	$755,000

Ryan Hornby
Former Executive Vice-	70,000		December 21, 2020	$1.76	$0.77	$53,900
President and General	70,000	0.99	December 22, 2020	$2.93	$1.94	$135,800
Counsel	35,000		December 30, 2020	$2.66	$1.67	$58,450

Emiliano Joel Grodzki CEO, Director and Chief Strategy Officer	nil	N/A	N/A	N/A	N/A	N/A

Mauro Ferrara Interim Chief Financial Officer and Corporate Secretary	nil	N/A	N/A	N/A	N/A	N/A

Name and Position	Number of underlying securities exercised (#)	Exercise Price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Nicolas Bonta Executive Chairman and Chief Development Officer	nil	N/A	N/A	N/A	N/A	N/A
Geoffrey Morphy President	nil	N/A	N/A	N/A	N/A	N/A
Mathieu Vachon Former Chief Information Officer and Former Director	nil	N/A	N/A	N/A	N/A	N/A
Sophie Galper-Komet(1) Former Independent Director	nil	N/A	N/A	N/A	N/A	N/A
Pierre Seccareccia Independent Director	nil	N/A	N/A	N/A	N/A	N/A
Wendi Locke(3) Former Independent Director	nil	N/A	N/A	N/A	N/A	N/A
Brian Howlett Lead Director	nil	N/A	N/A	N/A	N/A	N/A
Andres Finkielsztain Independent Director	50,000	$0.43	December 1, 2021	$0.78	$0.35	$17,500

Note:

(1)	On March 13, 2020, Mr. Fulford resigned as CEO and as a Director of the Corporation
(2)	On September 30, 2020, Mr. Rim resigned as Chief Operating Officer and Chief Financial Officer of the Corporation.
(3)	Ms. Locke resigned from the Board effective May 15, 2020.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2020:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)		Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	8,100,221	$0.72	(2)	300,375
Equity compensation plans not approved by securityholders	Nil	N/A		Nil
Total	8,100,221	$0.72	(2)	300,375

Notes:

(1)	The Corporation’s SOP is a fixed stock option plan, last approved by the Shareholders at a meeting on September 16, 2019, pursuant to which a fixed maximum of 11,414,975 Common Shares may be reserved for issuance.

Employment, Consulting, and Management Agreements

Wes Fulford

On March 11, 2020, in connection with the resignation of Mr. Fulford, the Corporation entered into a consulting agreement with Wes Fulford, pursuant to which Mr. Fulford is retained as a consultant, The Corporation shall pay to Mr. Fulford a consulting fee and Mr. Fulford shall retain his granted and vested Options.

John Rim

On May 22, 2018 and as amended on February 19, 2020, March 15, 2019, June 10, 2019 and May 26, 2020, Backbone entered into an employment agreement with John Rim, pursuant to which Mr. Rim is employed as CFO of Backbone and the Corporation, in consideration of an annual base salary of US$175,000 on a full-time basis. Mr. Rim also entered into a non-competition and non-disclosure agreement with Backbone. On September 30, 2020, Mr. Rim resigned as Chief Financial Officer of the Corporation. On March 11, 2020, in connection with the resignation of Mr. Rim, the Corporation entered into a consulting agreement with Mr. Rim, pursuant to which Mr. Rim is retained as a consultant, The Corporation shall pay to Mr. Rim a consulting fee and Mr. Rim shall retain his granted and vested Options, other than the 1,000,000 options that were forfeited.

Emiliano Joel Grodzki

On April 12, 2018 and as amended on March 15, 2019, May 24, 2018, June 10, 2019 and May 26, 2020, Backbone entered into a consulting services agreement with Emiliano Grodzki, pursuant to which Mr. Grodzki is retained as Chief Strategy Officer of Backbone and of the Corporation, in consideration of annual consulting fee of US$220,000. Mr. Grodzki’s duties and responsibilities include the overall vision and mission of Backbone and participation as a member of the executive management team. He will focus on effective growth, oversee implementation of the strategic plan in close coordination with Backbone’s board of directors, build new partnerships to grow and sustain the organization and, manage special pilot projects. Mr. Grodzki shall devote 75% of his time to this position. Backbone may terminate Mr. Grodzki’s consulting services agreement without cause, in which case Mr. Grodzki will be owed an amount equivalent to 12-months of consulting fees following his termination. This same amount will be payable upon the termination of the consulting services agreement within twelve months of a Change of Control. Mr. Grodzki has entered into a non-competition and non-disclosure agreement with Backbone.

Nicolas Bonta

On April 12, 2018 and as amended on May 24, 2018, June 10, 2019 and May 26, 2020, Backbone entered into a consulting services agreement with Nicolas Bonta, pursuant to which Mr. Bonta is retained as a consultant, in consideration of annual consulting fee of US$220,000. Mr. Bonta’s duties and responsibilities include: acting as Chairman of the Board of Backbone and of the Corporation, undertaking investor relations initiatives and programs to broaden investor awareness and, developing recommendations to refine Backbone’s corporate development strategy. It is expected that Mr. Bonta shall devote 75% of his time to this position. Backbone may terminate Mr. Bonta’s consulting services agreement without cause, in which case Mr. Bonta will be owed an amount equivalent to 12-months of consulting fees following his termination. This same amount will be payable upon the termination of the consulting services agreement within twelve months of a Change of Control. Mr. Bonta has entered into a non-competition and non-disclosure agreement with Backbone.

Ryan Hornby

On April 15, 2019 and as amended on June 10, 2019, Backbone entered into an employment agreement with Ryan Hornby, pursuant to which Mr. Hornby is employed as General Counsel and Executive Vice President of Backbone and the Corporation, in consideration of an annual base salary of $200,000 on a full-time basis. Mr. Hornby also entered into a non-competition and non-disclosure agreement with Backbone. Ryan Hornby resigned as Executive Vice President and General Counsel of the Corporation on June 1, 2020.

Mathieu Vachon

On April 12, 2018 and as amended on May 24, 2018, March 15, 2019, June 10, 2019 and May 26, 2020, Backbone entered into an employment agreement with Mathieu Vachon, pursuant to which Mr. Vachon was employed as Director of Software Engineering of Backbone, in consideration of an annual base salary of US$170,000 on a full-time basis. On October 18, 2019, Mr. Vachon became Executive Vice President, Technology and Operations of Backbone and the Corporation, and his relationship with Backbone continues to be governed by the employment agreement. Mr. Vachon also entered into a non-competition and non-disclosure agreement with Backbone. On January 13, 2021, Mr. Vachon resigned as the Chief Information Officer of the Corporation.

Geoffrey Morphy

On August 26, 2020, the Corporation entered into an employment agreement with Geoffrey Morphy, pursuant to which Mr. Morphy was employed as Executive Vice-President – Finance, Administration & Corporate Development in consideration of an annual base salary of US$220,000 on a full-time basis. On December 29, 2020, Mr. Morphy became the President of the Corporation, and his relationship with the Corporation continues to be governed by the employment agreement. Mr. Morphy’s duties and responsibilities include developing and refining the Corporation’s shareholder relations, capital market strategy and corporate development strategy to create accretive growth and maximize shareholder value, as well as having oversight of the Corporation’s finance and administrative groups. The Corporation may terminate the employment without cause at any time, provided that the Corporation pay Mr. Morphy fourteen (14) months’ payment in lieu of notice of termination for the first year of service and, thereafter, one (1) month of notice plus one (1) month of payment in lieu of notice per six-months of service up to a maximum payment in lieu of notice period of twenty-four (24) months. Double (i.e. two times) such amount will be payable upon the termination of the employment agreement within twelve months of a Change of Control. Mr. Morphy has entered into a non-competition and non-disclosure agreement with the Corporation.

Mauro Ferrara

On October 28, 2020, the Corporation entered into a consulting agreement with Mauro Ferrara, pursuant to which Mr. Ferrara is employed to provide accounting, financial and administrative services as interim Chief Financial Officer and interim Corporate Secretary of the Corporation, in consideration of an annual base salary of $240,000 on a full-time basis. The Corporation may terminate the employment without cause upon thirty days’ notice or for just cause at any time without payment of any amount whatever to Mr. Ferrara (other than accrued and unpaid consulting fees, if any).

Pension Plan Benefits, Termination and Change of Control Benefits

The Corporation has no pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise to any person who now acts as a NEO of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. Other than as may be provided pursuant to the employment or consulting agreements with Mr. Grodzki, Mr. Bonta, Mr. Morphy and Mr. Ferrara, each as described herein, the Corporation is not party to any compensation plan or arrangement with NEOs resulting from the resignation, retirement or the termination of employment of any person.

Compensation Risk Considerations

The Governance, Nomination and Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Stock option awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the Common Shares and since awards are expected to be staggered and subject to long- term vesting schedules, they will help ensure that NEOs have significant value tied in long-term stock price performance.

Compensation of Directors

Pursuant to its Articles, the Corporation may have a minimum of one (1) and a maximum of ten (10) directors. At the date of the Circular, the Corporation has five directors.

The Corporation regularly reviews the competitiveness of non-employee director compensation levels against the competitive marketplace. While the results of that review have generally demonstrated that non-employee director compensation levels at the Corporation were competitive with the market, adjustments to annual fees have been made throughout the Corporation’s growth cycle in recent years to further strengthen the Corporation’s competitiveness while also reflecting the greater time and commitment required of the roles. In particular, an adjustment was made effective January 1, 2019 to the annual fees for non-employee directors. A summary of the changes in compensation provided to the Corporation’s non-employee directors is as follows:

Item	Effective January 1, 2019
Non-Employee Director Annual Cash Stipend	$30,000
Board Committee Chair Fee	$10,000
Board Committee Non-Chair Fee	$5,000

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or proposed directors or officers of the Corporation, nor any affiliate or associate of the current or proposed directors or officers of the Corporation, is or was indebted to the Corporation (or to another entity which is the subject of a guarantee support agreement, letter of credit, or other similar arrangement or undertaking provided by the Corporation) entered into in connection with a purchase of securities or otherwise per item 10.1 of National Instrument 51-102F5 – Information Circular, at any time since its incorporation.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

The current members of the Audit Committee are Pierre Seccareccia, Brian Howlett and Andres Finkielsztain. No member of the Audit Committee is an executive officer, employee, or control person of the Corporation or any of its affiliates and all are considered “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “A”. A copy of the Audit Committee Charter is also available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Pierre Seccareccia(1)	Accounting degree from École des hautes études commerciales de Montréal (1969). Fellow of the Ordre des comptables professionnels agréés du Québec (1970).	Mr. Seccareccia has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities.

Brian Howlett	Bachelor of Commerce from Concordia University (1982). CMA designation (1989).	Brian Howlett serves as the Lead Director of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. and Voyageur Mineral Explorers Corp.. Mr. Howlett also serves on the board of Nighthawk Gold Corp. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer. Mr. Howlett graduated in 1982 with a B. Comm. in Finance from Concordia University and received his CMA designation in 1989.

Andres Finkielsztain	BA in Economics from Bard College (1999).	Andres Finkielsztain serves as a Director of the Corporation. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media and technology. He is also the co- head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentine-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments, a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Notes:

(1)	Chair of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2020 and December 31, 2019. \

	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit Fees(1)	$250,000	$240,000
Audit Related Fees(2)	$60,000	$250,000
Tax Fees(3)	$15,000	$15,000
All Other Fees(4)	nil	$80,000
Total	$325,000	$585,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.
(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.
(4)	Aggregate fees billed for services other than those mentioned above consist primarily of services related to the Corporation’ s filing of its final prospectus dated June 12, 2019.

Exemption

Since the Corporation is a “venture issuer” pursuant to NI 52-110 (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the U.S., or a market outside of Canada and the U.S.), it is relying on the exemption in section 6.1 of NI 52-110, exempting the Corporation from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58- 101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of five (5) members, three (3) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Pierre Seccareccia, Brian Howlett and Andres Finkielsztain are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Each of Emiliano Joel Grodzki and Nicolas Bonta is not considered an independent director because of his relationship as an officer of the Corporation and receives a salary in excess of $150,000.

The Board functions independently of management. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate.

A copy of the mandate of the Board is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Directorships

Certain of the directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)	Trading Market
Emiliano Joel Grodzki	N/A	N/A
Nicolas Bonta	N/A	N/A
Brian Howlett	Hemlo Explorers Inc. (formerly Canadian Orebodies Inc.) Nighthawk Gold Corp Voyageur Mineral Explorers Corp. (formerly Copper Reef Mining Corp.)	TSXV: HMLO TSX: NHK CSE: VOY
Pierre Seccareccia	N/A	N/A
Andres Finkielsztain	Goldmoney Inc.	TSX

Orientation and Continuing Education

While the Corporation currently has no formal orientation and education program for new Board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new Board members to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation will also encourage continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. The Board’s continuing education will also consist of correspondence with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his or her interest and will not be entitled to vote at meetings of directors at which matters that give rise to such a conflict of interest are considered.

A copy of the Corporation’s code of business conduct and ethics is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Board Committees

The Board has two standing committees: the Audit Committee and the Governance, Nomination and Compensation Committee. The members of these committees are in this Circular under the heading “Audit Committee” above, and under the heading “Governance, Nomination and Compensation Committee” below. The Board has adopted the Audit Committee Charter, which is attached as Schedule “A” to this Circular. A copy of the charter for the Governance, Nomination and Compensation Committee is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Governance, Nomination and Compensation Committee

Responsibility for identifying new candidates to join the Board belongs to the Board as a whole. The Board encourages all directors to participate in the process of identifying and recruiting new candidates. The Governance, Nomination and Compensation Committee has the responsibility of making recommendations to the Board with respect to the new nominees and for assessing directors on an on-going basis. While there are no specific criteria for Board membership, the Corporation will seek to attract and retain directors with business knowledge and a particular expertise in cryptocurrencies and technology or other areas of specialized knowledge (such as finance) which will assist in guiding the officers of the Corporation. The members of the Governance, Nomination and Compensation Committee are currently Andres Finkielsztain (Chair), Emiliano Grodzki and Pierre Seccareccia. Andres Finkielsztain and Pierre Seccareccia are independent directors within the meaning of NI 58-101.

The Governance, Nomination and Compensation Committee is responsible for assisting the Corporation in determining compensation of senior management of the Corporation as well as reviewing the adequacy and form of the directors’ compensation. The Compensation Committee is expected to annually review the goals and objectives of the Corporation’s CEO for the upcoming year and to perform an appraisal of the Corporation’s CFO’s performance for the past year. The Governance, Nomination and Compensation Committee will also administer and make recommendations regarding the operation of the Corporation’s incentive plans.

The Governance, Nomination and Compensation Committee reviews, on an annual basis, the adequacy and form of compensation of directors and officers and will ensure that the levels of compensation of the Board reflect the responsibilities, time commitment and risks involved in being an effective director.

Audit Committee

The Corporation has established an Audit Committee comprised of directors who are not executive officers, employees or control persons of the Corporation or any of its affiliates, and who are considered to be financially literate in accordance with applicable securities laws. The Audit Committee Charter is attached as Schedule “A” to this Circular. See “Audit Committee”. A copy of the Audit Committee Charter is also available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Other Board Committees

The Board has no committees other than the Audit Committee and the Governance, Nomination and Compensation Committee. The Board may establish additional committees depending on the needs of the Corporation.

Assessments

The Board will consider the Board and committee performance from time to time, as required.

Diversity

The Corporation has neither adopted term limits for the directors on its Board nor adopted any particular mechanisms of board renewal due to the fact that the Corporation is in its early developmental and growth stage. Consequently, the Corporation views the imposition of term limits or other board renewal mechanisms as disruptive to the development and success of the Corporation.

To date, the Corporation has not adopted a formal written diversity policy and has not established targets with respect to the appointment of individuals to the Board or senior management who are women, Indigenous peoples (First Nations, Inuit and Metis), persons with disabilities, members of visible minorities or otherwise self-represent as being within designated groups (as that term is defined in the Employment Equity Act (Canada) (collectively, “Designated Groups”). The Corporation and its Governance, Nomination and Compensation Committee recognize the benefits of diversity within its Board, at the executive level, and at all levels of the organization, but does not believe that a formal policy would enhance the representation of Designated Groups on the board beyond the recruitment and selection process at its present stage in its business cycle. Diversity is one of several factors that the Corporation and its Governance, Nomination and Compensation Committee consider during the recruitment and selection process.

As of the date of this Circular, the Corporation has a total of five (5) directors and five (5) members of senior management. No directors are members of a Designated Group (0%) and no members of senior management are a member of a Designated Group (0%).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, since the Corporation’s incorporation, no director, executive officer or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any Shareholder, upon written request to the Chief Financial Officer of the Corporation at 18 King Street East, Suite 902, Toronto, ON M5C 1C4, telephone: (514) 691-6228, a copy of:

(a)	the audited financial statements of the Corporation for its most recently completed financial period, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial period; and

(b)	this Circular.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information about the Corporation may be found in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 28th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

BITFARMS LTD.

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms Canada” or the “Company”).

1.0	Mandate

The Committee shall:

(a)	assist the Board in its oversight role with respect to the quality and integrity of the financial information;

(b)	assess the effectiveness of the Company’s risk management and compliance practices;

(c)	assess the independent auditor’s performance, qualifications and independence;

(d)	assess the performance of the Company’s internal audit function;

(e)	ensure the Company’s compliance with legal and regulatory requirements; and

(f)	prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.0	Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Company. A majority of the members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Company a Chair among their number. The Chair shall not be a former Officer of the Company. Such Chair shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

4.0	Duties and Responsibilities

4.1	Oversight of the Independent Auditor

(a)	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

(e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(g)	Review as necessary policies for the Company's hiring of partners, employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

(b)	Review and discuss with Management the Company's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Company's Annual Report, as required by applicable legislation.

(c)	Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.

(d)	Review and discuss with Management the Company's quarterly financial statements prior to the publication of earnings.

(e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

(f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

(g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(i)	Discuss with Management the Company's earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

(k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(l)	Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Company's internal controls.

(m)	Discuss with the Company's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

4.3	Oversight of Risk Management

(a)	Review and approve periodically Management's risk philosophy and risk management policies.

(b)	Review with Management at least annually reports demonstrating compliance with risk management policies.

(c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

(d)	Review reports from the independent auditor at least annually relating to the adequacy of the Company's risk management practices together with Management's responses.

(e)	Discuss with Management at least annually the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

4.4	Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.

(c)	Meet with the Company's regulators, according to applicable law.

(d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.0 Funding for the Independent Auditor and Retention of Other Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms Canada’s expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

6.0 Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Company shall inform employees on the Company’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Company.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

7.0 Procedures for Approval of Non-Audit Services

1.	The Company’s external auditors shall be prohibited from performing for the Company the following categories of non-audit services:

(a)	bookkeeping or other services related to the Company’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Company wishes to retain the services of the Company’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

8.0 Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

9.0 Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms Canada that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

10.0 Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	February 11, 2020
Approved by:	Board of Directors

SCHEDULE “B”

BY-LAW NO. 3

BITFARMS LTD.

(the “Corporation”)

BY-LAW NO. 3

Advance Notice Requirement

for the Nomination of Directors

The purpose of this By-Law No. 3 is to ensure that shareholder meetings are conducted in an orderly and efficient manner and that all shareholders have access to the same information pertaining to all directors nominated for election so they may cast an informed vote. This section imposes certain deadlines by which shareholders submitting a nominee must provide the required information for such nomination to be eligible for election at a general or special meeting of shareholders.

BE IT ENACTED as a by-law of Bitfarms Ltd. (the “Corporation”) as follows:

1.	In this by-law:

(a)	“Act” means the Canada Business Corporations Act, and the regulations thereunder, as amended from time to time;

(b)	“Affiliate” means, in respect of any person, any other person that, directly or indirectly, controls, is controlled by or is under common control with the first mentioned person; and “control” means, with respect to the definition of “Affiliate”, the possession, directly or indirectly, by a person or group of persons acting in concert of the power to direct or cause the direction of the management and policies of another person, whether through the ownership of voting securities, contract, as a partner or general partner, or otherwise;

(c)	“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada, as amended from time to time, the rules and regulations made or promulgated under any such statute, and the national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(d)	“Articles” means the articles attached to the Articles of Incorporation, as amended or restated from time to time;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means any day except Saturday, Sunday, any statutory holiday in the Province of Ontario, or any other day on which the principal chartered banks in the City of Toronto are closed for business.

(g)	“NI 54-101” means National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended, supplemented, restated or replaced from time to time;

(h)	“Notice Date” means the date the Public Announcement of an annual shareholder meeting or special shareholder meeting (which is not also an annual shareholder meeting), as applicable, is made; and

(i)	“Public Announcement” means the filing under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com of the notification of meeting and record date required by section 2.2 of NI 54-101.

2.	Subject only to the Act, the Articles and any other by-law of the Corporation, only persons who are nominated in accordance with this by-law shall be eligible for election as directors of the Corporation.

3.	At any annual meeting of shareholders or any special meeting of shareholders (where one of the purposes for which such special meeting was called was the election of directors), nominations of persons for election to the Board may be made:

(a)	by or at the direction of the Board or an authorized officer of the Corporation;

(b)	by one or more shareholders pursuant to a “proposal” made in accordance with the provisions of the Act, or a requisition by one or more of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”) who at the close of business on the date of the giving of the notice provided for below and at the close of business on the record date for notice of such meeting, is a registered or beneficial holder of one or more shares carrying the right to vote at such meeting, and who complies with the timing and notice procedures set forth below in this by-law.

4.	In addition to any other requirements under applicable law, the Articles and any other by-law of the Corporation, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with section 4) and in proper written form (in accordance with section 5(b)) to the Secretary of the Corporation.

5.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not fewer than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders (but in any event, not prior to the Notice Date); provided, however, that in the event such meeting is called for a date that is fewer than 50 days after the Notice Date, notice by the Nominating Shareholder must be made not later than the close of business on the 10th day following the Notice Date; or

(b)	in the case of a special meeting of shareholders (which is not also an annual shareholder meeting) called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date.

6.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, citizenship, business address and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the person as of the record date for notice of the meeting of shareholders (if such date shall have occurred) and as of the date of such notice; and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the Nominating Shareholder (which, for the purpose of this subsection (a), includes the Nominating Shareholder’s Affiliates): (i) the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the Nominating Shareholder as of the record date for notice of the meeting of shareholders (if such date shall have occurred) and as of the date of such notice; (ii) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation; (iii) full particulars of any derivatives, hedges or other economic or voting interests (including short positions) relating to the Nominating Shareholder’s interest in shares in the capital of the Corporation; and (iv) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. The Corporation may also require any proposed nominee to provide the Corporation with a written consent to be named as a nominee and to act as a director, if elected.

7.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this by-law; provided, however, that nothing in this by-law shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman of the meeting.

8.	The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this by-law and, if any proposed nomination is not in compliance with the procedures set forth in this by-law, to declare that such defective nomination shall be disregarded.

9.	Notice given to the Secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile or email (at such fax number or email address as set forth on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made (i) if personally delivered, only at the time it is served by personal delivery to the Secretary of the Corporation at the principal executive office of the Corporation or (ii) if transmitted by facsimile or email, if sent before 5:00 p.m. (Toronto time) on a Business Day, on such Business Day, and otherwise on the next Business Day.

10.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this by-law.

11.	This by-law shall come into force when enacted by the Board in accordance with the Act.

[the rest of this page is left intentionally blank]

SCHEDULE “C”

BY-LAW NO. 4

BITFARMS LTD.

(the “Corporation”)

By-Law No. 4

Forum Requirements for Complaints under the U.S. Securities Act of 1933

The purpose of this By-Law No. 4 is to provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive jurisdiction of the federal district courts of the United States of America over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder (including the general anti-fraud provisions thereof and thereunder), whereas Section 22 of the Securities Act creates concurrent jurisdiction for United States federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

BE IT ENACTED as a by-law of Bitfarms Ltd. (the “Corporation”) as follows:

12.	Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, or any of the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this provision.

[the rest of this page is left intentionally blank]

SCHEDULE “D”

LONG TERM INCENTIVE PLAN

BITFARMS LTD.

LONG TERM INCENTIVE PLAN

Effective Date: May 18, 2021

Approved by the Board of

Directors on May 18, 2021

i

SECTION 8 RESTRICTED SHARE UNITS	11
8.1 Eligibility and participation	11
8.2 Restrictions	11
8.3 Vesting	11
8.4 Change of control	11
8.5 Death	12
8.6 Termination of employment or service	12
8.7 Disability	12
8.8 Cessation of directorship	12
8.9 Payment of award	12
SECTION 9 ADMINISTRATION	13
9.1 Board or Committee	13
9.2 Appointment of Committee	13
9.3 Quorum and Voting	13
9.4 Powers of Committee	13
9.5 Administration by Committee	14
9.6 Interpretation	14
SECTION 10 APPROVALS AND AMENDMENT	14
10.1 Shareholder Approval of Plan	14
10.2 Amendment of Option or RSU or Plan	14
SECTION 11 CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES	16
11.1 Compliance with Laws	16
11.2 Obligation to Obtain Regulatory Approvals	16
11.3 Inability to Obtain Regulatory Approvals	16
SECTION 12 ADJUSTMENTS AND TERMINATION	16
12.1 Termination of Plan	16
12.2 No Grant During Suspension of Plan	16
12.3 Alteration in Capital Structure	16
12.4 Triggering Events	17
12.5 Notice of Termination by Triggering Event	17
12.6 Determinations to be Made By Committee	17
SECTION 13 GENERAL TERMS APPLICABLE TO AWARDS	17
13.1 Forfeiture Events	17
13.2 Awards may be granted separately or together	18
13.3 Non-transferability of awards	18
13.4 Conditions and restrictions upon securities subject to awards	18
13.5 Share certificates	18
13.6 Conformity to plan	18
13.7 Performance evaluation; adjustment of goals	18
13.8 Adjustment of performance-based awards	18
SECTION 14 MISCELLANEOUS	19
14.1 No right as shareholder	19
14.2 No trust or fund created	19
14.3 No representations or covenants with respect to tax qualification	19

ii

STOCK OPTION PLAN

SECTION 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, if any.

(b)	“Associate” means, where used to indicate a relationship with any person:

(i)	any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(ii)	any partner, other than a limited partner, of that person;

(iii)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(iv)	any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c)	“Award” means any award of Restricted Share Units or Options granted under this Plan.

(d)	“Award Agreement” means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under this Plan.

(e)	“Award Holder” means Option Holder or RSU Holder, as applicable.

(f)	“Black-Out” means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company's securities until the restriction has been lifted by the Company.

(g)	“Board” means the board of directors of the Company.

(h)	“Change of Control” means an occurrence when either:

(i)	a Person or Entity, other than the current “control person” of the Company (as that term is defined in the Securities Act), becomes a “control person” of the Company; or

(ii)	a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board.

(i)	“Committee” means a committee of the Board appointed in accordance with this Plan or if no such committee is appointed, the Board itself.

(j)	“Company” means Bitfarms Ltd.

(k)	“Consultant” means an individual who:

(i)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary other than services provided in relation to a “distribution” (as that term is described in the Securities Act);

(ii)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (h)(v) below);

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv)	has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof, and includes:

(v)	a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a “Consultant Entity”); or

(vi)	an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(l)	“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(m)	“Disinterested Shareholder Approval” means the approval of a majority of shareholders of the Company voting at a duly called and held meeting of such shareholders, excluding votes of Insiders to whom options may be granted under the Plan

(n)	“Employee” means:

(i)	an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options or RSUs as an employee or as an equivalent thereto; or

(ii)	an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes:

(iii)	a corporation wholly-owned by such individual; and

(iv)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(o)	“Executive” means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i)	a corporation wholly-owned by such individual; and

(ii)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(p)	“Exercise Notice” means the written notice of the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder.

(q)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(r)	“Exercise Price” means the price at which an Option is exercisable as determined in accordance with section 5.3.

(s)	“Expiry Date” means the date the Option or RSU, as applicable, expires as set out in the Option Certificate or Award Agreement or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4 or 12.4.

(t)	“Expiry Time” means the time the Option or RSU, as applicable, expires on the Expiry Date, which is 5:00 p.m. local time in Toronto, Ontario on the Expiry Date.

(u)	“Grant Date” means the date on which the Committee grants a particular Option or RSU, which is the date the Option or RSU comes into effect provided however that no Option or RSU can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(v)	“Insider” means an insider as that term is defined in the Securities Act;

(w)	“Market Value” means the market value of the Shares as determined in accordance with section 5.3.

(x)	“Option” means an incentive share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company.

(y)	“Option Certificate” means the certificate, in substantially the form set out as Schedule “A” hereto, evidencing the Option.

(z)	“Option Holder” means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(aa)	“Outstanding Issue” means the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the Share issuance or grant of Option or RSU in question.

(bb)	“Participant” means any person eligible to receive an Award under this Plan.

(cc)	“Person or Entity” means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(dd)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder or RSU Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder or RSU Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder or RSU Holder.

(ee)	“Plan” means this long term incentive plan as from time to time amended.

(ff)	“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options or RSUs granted from time to time hereunder.

(gg)	“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options or RSUs granted from time to time hereunder.

(hh)	“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options or RSUs granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(ii)	“Restricted Share Unit” or “RSU” means a right awarded to a Participant to receive a payment in Shares as provided in section 8 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement.

(jj)	“Restriction Period” means the time period between the Grant Date and the date of vesting of an Award of RSUs specified by the Board in the applicable Award Agreement, which period shall not be less than 12 months, provided the Board may, in its discretion, permit earlier vesting, no sooner than quarterly, of the RSUs.

(kk)	“RSU Holder” means a Person or Entity who holds an unexercised and unexpired RSU or, where applicable, the Personal Representative of such person.

(ll)	“Securities Act” means the Securities Act (Ontario), R.S.O. 1990, c. S.5 as from time to time amended.

(mm)	“Section 409A” means Section 409A of the United States Internal Revenue Code of 1986, as amended, and the applicable rules, regulations and guidance promulgated thereunder.

(nn)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital stock of the Company.

(oo)	“Subsidiary” means a wholly-owned or controlled subsidiary corporation of the Company.

(pp)	“Triggering Event” means:

(i)	the proposed dissolution, liquidation or wind-up of the Company;

(ii)	a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii)	the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv)	a proposed Change of Control of the Company;

(v)	the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi)	a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options or RSUs granted hereunder to permit the Plan and Options or RSUs granted hereunder to stay in effect.

(qq)	“TSXV” means the TSX Venture Exchange Inc.

(rr)	“Vest” or “Vesting” means that a portion of the Option or RSU granted to the Option Holder or RSU Holder which is available to be exercised by the Option Holder or RSU Holder at any time and from time to time.

1.2	Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of Ontario. The Company and each Option Holder and RSU Holder hereby attorn to the jurisdiction of the Courts of Ontario.

1.3	Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

SECTION 2

GRANT OF AWARDS

2.1	Grant of Awards

The Committee shall, from time to time in its sole discretion, grant Options or RSUs to such Persons or Entities and on such terms and conditions as are permitted under this Plan.

2.2	Record of Awards Grants

The Committee shall be responsible to maintain a record of all Options and RSUs granted under this Plan and such record shall contain, in respect of each Option and RSU:

(a)	the name and address of the Option Holder or RSU Holder;

(b)	the category (Executive, Employee or Consultant) under which the Option or RSU was granted to him, her or it;

(c)	the Grant Date and Expiry Date of the Option or RSU;

(d)	the number of Shares which may be acquired on the exercise of the Option and, if applicable, the Exercise Price of the Option;

(e)	the vesting and other additional terms, if any, attached to the Option or RSU; and

(f)	the particulars of each and every time the Option or RSU is exercised.

2.3	Effect of Plan

All Options and RSUs granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates or Award Agreements issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates and Award Agreements will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate or Award Agreement, save and except as noted below. Each Option or RSU will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate or Award Agreement for such Option or RSU, as applicable. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

3.1	Purpose of Plan

SECTION 3

PURPOSE AND PARTICIPATION

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2	Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants, if any, to whom Options and RSUs are to be granted.

3.3	Limits on Option Grants

If the Company is listed on TSXV, the following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the TSXV:

(a)	the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12-month period shall be 5% of the Outstanding Issue (unless the Company has obtained Disinterested Shareholder Approval as required by the TSXV);

(b)	with respect to section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(c)	the maximum number of Options which may be granted to any one Consultant within any 12-month period must not exceed 2% of the Outstanding Issue; and

(d)	the maximum number of Options which may be granted within any 12-month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period

(e)	Disinterested Shareholder Approval shall be required for any individual grant of Options that would result in the grant to Insiders (as a group), within a twelve (12) month period, of an aggregate number of Options exceeding ten percent (10%) of the issued Shares, calculated on the date an Option is granted to any Insider; and

and such limitation will not be an amendment to this Plan requiring the Option Holders consent under section 10.2 of this Plan.

3.4	Limits on RSU Grants

With respect to RSUs:

(a)	The total number of Shares issuable pursuant to RSUs to any Participant under this Plan shall not exceed one and one half (1.5%) percent of the issued and outstanding Shares at the time of the Award;

(b)	The total number of Shares issuable to any Participant pursuant to RSUs under this Plan shall not, in the aggregate, exceed two and one half (2.5%) percent of the issued and outstanding Shares in any twelve month period; and

(c)	The maximum aggregate number of Shares issuable under this Plan pursuant to RSUs shall not exceed 10,000,000 at any one time; and

(d)	Persons performing investor relations activities may receive only Options as Awards under this Plan.

3.5	Notification of Grant

Following the granting of a Award, the Administrator shall, within a reasonable period of time, notify the Option Holder or RSU Holder in writing of the grant and shall enclose with such notice the Option Certificate or Award Agreement representing the Option or RSU, as applicable, so granted. In no case will the Company be required to deliver an Option Certificate or Award Agreement to an Option Holder or RSU Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option or RSU.

3.6	Copy of Plan

Each Option Holder and RSU Holder, concurrently with the notice of the grant of the Option or RSU, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder and RSU Holder.

3.7	Limitation on Service

The Plan does not give any Option Holder or RSU Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder or RSU Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

3.8	No Obligation to Exercise

Option Holders and RSU Holders shall be under no obligation to exercise Options or RSUs granted under this Plan.

3.9	Agreement

The Company and every Option Holder and RSU Holder granted an Option or RSU hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option or RSU granted hereunder, the Option Holder or RSU Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder or RSU Holder receives their Options or RSUs pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder or RSU Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options and RSUs in that agreement and the terms attaching to the Options or RSUs as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.10	Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder or RSU Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder or RSU Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.11	Representation to TSXV

As a condition precedent to the issuance of an Option or RSU, the Company must be able to represent to TSXV as of the Grant Date that the Option Holder or RSU Holder, as applicable, is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary. Both the Company and the Option Holder or RSU Holder are responsible for confirming that that the Option Holder or RSU Holder is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

SECTION 4

NUMBER OF SHARES UNDER PLAN

4.1	Board to Approve Issuance of Shares

The Board shall approve by resolution the issuance of all Shares to be issued to Option Holders or RSU Holders upon the exercise of Options or RSUs, such authorization to be deemed effective as of the Grant Date of such Options or RSUs regardless of when it is actually done. The Board shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

4.2	Number of Shares

Subject to adjustment as provided for herein, the aggregate number of Shares which will be available for purchase pursuant to Options and RSUs granted pursuant to this Plan and any other incentive plan of the Company pursuant to which common shares may be issued, will not exceed 10% of the issued and outstanding Shares as at the time of grant. If any Option or RSU expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option or RSU shall again be available for the purposes of granting Options or RSUs pursuant to this Plan.

4.3	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option or RSU and, if as a result of any adjustment, an Option Holder or RSU Holder would become entitled to a fractional share, such Option Holder or RSU Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

SECTION 5

TERMS AND CONDITIONS OF OPTIONS

5.1	Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4 and 12.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option.

5.2	Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3	Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a)	for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)	if the Company's Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)	if the Company's Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)	if the Company's Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms' length.

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

5.4	Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4, or 12.4 of this Plan:

(a)	Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 90th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position, and in no event shall the Expiry Date of the Option shall be later than the first anniversary of the date the Option Holder ceases to hold such position with the Company; OR

(b)	Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 90th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

(i)	termination for cause;

(ii)	resigning their position; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position, and in no event shall the Expiry Date of the Option shall be later than the first anniversary of the date the Option Holder ceases to hold such position with the Company.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 10.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.5	Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under section 10.2 of this Plan.

5.6	Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 6

TRANSFERABILITY OF AWARDS

6.1	Non-transferable

Except as provided otherwise in this SECTION 6, Awards are non-assignable and non-transferable.

6.2	Death of Award Holder

In the event of the death of an Award Holder, any Awards held by such Award Holder shall pass to the Personal Representative of the Award Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3	Disability of Award Holder

If the employment or engagement of an Award Holder as an Employee or Consultant or the position of an Award Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Disability of Award Holder , any Awards held by such Award Holder shall be exercisable by such Award Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4	Disability and Death of Award Holder

If an Award Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Award Holder's Disability and such Award Holder dies within one year after the termination of such engagement, any Awards held by such Award Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Award Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Award Holder and the applicable Expiry Date.

6.5	Vesting

Unless the Committee determines otherwise, Awards held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Awards are subject.

Unless the Committee determines otherwise, Options issued pursuant to the LTIP are generally subject to a vesting schedule as follows: (i) 1/3 upon the date of grant; (ii) 1/3 upon the first anniversary of the date of grant; and (iii) 1/3 upon the second anniversary of the date of grant.

6.6	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Award Holder's right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Award Holder's re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

7.1	Exercise of Award

SECTION 7

EXERCISE OF AWARD

An Option or RSU may be exercised only by the Award Holder or the Personal Representative of any Award Holder. An Award Holder or the Personal Representative of any Award Holder may exercise an Option or RSU in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, and if applicable, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options and RSUs may not be exercised during Black-Out unless the Committee determines otherwise.

7.2	Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Award Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate or Award Agreement surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option or RSU to the Award Holder concurrent with delivery of the Share Certificate.

7.3	No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Award, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Award, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

SECTION 8

RESTRICTED SHARE UNITS

8.1	Eligibility and participation.

Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant RSUs to eligible Participants. RSUs granted to a Participant shall be credited, as of the Grant Date, to the Participant's account. The number of RSUs to be credited to each Participant shall be determined by the Committee in its sole discretion in accordance with this Plan. Each RSU shall, contingent upon the lapse of any restrictions, represent one (1) Share. The number of RSUs granted pursuant to an Award and the Restriction Period in respect of such RSU shall be specified in the applicable Award Agreement.

8.2	Restrictions.

RSUs shall be subject to such restrictions as the Committee, in its sole discretion, may establish in the applicable Award Agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Committee may, in its discretion, determine at the time an Award is granted.

8.3	Vesting.

All RSUs will vest and become payable by the issuance of Shares at the end of the Restriction Period if all applicable restrictions have lapsed, as such restrictions may be specified in the Award Agreement.

8.4	Change of control.

In the event of a Change of Control, all restrictions upon any RSUs shall lapse immediately and all such RSUs shall become fully vested in the Participant and will accrue to the Participant in accordance with Section 8.9 hereof.

8.5	Death.

Other than as may be set forth in the applicable Award Agreement, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with SECTION 5(a)(x) hereof.

8.6	Termination of employment or service.

(a)	Where, in the case of Employees or Consultants, a Participant's employment is terminated by the Company or a Subsidiary for cause, or consulting contract, subject to the applicable Award Agreement, is terminated as a result of the Consultant’s breach, all RSUs granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(b)	Where, in the case of Employees or Consultants, a Participant's employment or consulting contract is terminated by the Company or a Subsidiary without cause, by voluntary termination or due to Retirement by the Participant, all RSUs granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination without cause, voluntary termination or Retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 8.9 hereof.

(c)	Upon termination of a Participant's employment with the Company or a Subsidiary, or upon termination of a Consultant’s contract, the Participant's eligibility to receive further grants of Awards of RSUs under this Plan shall cease as of the Termination Date.

8.7	Disability.

Where, in the case of Employees or Consultants, a Participant becomes afflicted by a Disability, all RSUs granted to the Participant under this Plan will continue to vest in accordance with the terms of such RSUs, provided, however, that no RSUs may be redeemed during a leave of absence. Where, in the case of Employees or Consultants, a Participant’s employment or consulting contract is terminated due to Disability, all RSUs granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination due to Disability, had vested pursuant to terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 8.9 hereof.

8.8	Cessation of directorship.

Where, in the case of Directors, a Participant ceases to be a Director for any reason, any RSUs granted to the Participant under this Plan that have not yet vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Cessation Date, provided, however, that any RSUs granted to such Participant which, prior to the Cessation Date for any reason, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 8.9 hereof.

8.9	Payment of award.

As soon as practicable after each Vesting Date of an Award of RSUs, and subject to the applicable Award Agreement, the Company shall issue from treasury to the Participant, or if Section 8.5 applies, to the Participant's estate, a number of Shares equal to the number of RSUs credited to the Participant's Account that become payable on the Vesting Date.

As of the Vesting Date, the RSUs in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such RSUs.

SECTION 9

ADMINISTRATION

9.1	Board or Committee

The Plan shall be administered by the Board, by a Committee of the Board appointed in accordance with section 9.2 below, or by an Administrator appointed in accordance with subsection 9.4(e).

9.2	Appointment of Committee

The Board may at any time appoint a Committee, consisting of not less than two of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

9.3	Quorum and Voting

A majority of the members of the Committee shall constitute a quorum and, subject to the limitations in this SECTION 9, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options or RSUs pursuant to the Plan, except that no such member shall act upon the granting of an Option or RSU to themself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Options or RSUs to that member). The Committee may approve matters by written resolution signed by a majority of the quorum.

9.4	Powers of Committee

The Committee (or the Board if no Committee is in place) shall have the authority to do the following:

(d)	administer the Plan in accordance with its terms;

(e)	appoint or replace the Administrator from time to time;

hire an employ or engage a consultant to administrate the Plan;

(f)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value of the Shares;

(g)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(h)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(i)	determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders or RSU Holders without constituting a termination of employment or engagement for purposes of the Plan;

(j)	do the following with respect to the granting of Options or RSUs, as applicable:

(i)	determine the Executives, Employees or Consultants to whom Options or RSUs shall be granted, based on the eligibility criteria set out in this Plan;

(ii)	determine the terms of the Option or RSU to be granted to an Option Holder or RSU Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule, as applicable(which need not be identical with the terms of any other Option or RSU);

(iii)	subject to any necessary Regulatory Approvals and section 10.2, amend the terms of any Options or RSUs;

(iv)	determine when Options or RSUs shall be granted; and

(v)	determine the number of Shares subject to each Option or RSU;

(k)	accelerate the vesting schedule of any Option or RSU previously granted; and

(l)	make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

9.5	Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

9.6	Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder or RSU Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

SECTION 10

APPROVALS AND AMENDMENT

10.1	Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company or by a majority of votes cast by disinterested shareholders at a meeting of shareholders of the Company. If shareholder approval is required, any Options or RSUs granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

10.2	Amendment of Option or RSU or Plan

Subject to any requisite shareholder approval and any Regulatory Approvals set forth under subparagraphs 9.2(a) and (b) below, the Committee may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such amendment or revision may, without the consent of the Option Holder or RSU Holder, in any manner adversely affect his rights under any Option or RSU theretofore granted under the Plan.

(a)	The Committee may, subject to receipt of requisite shareholder approval and Regulatory Approvals, make the following amendments to the Plan:

(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	an extension of the term of an Option or RSU held by or benefiting an Insider;

(iii)	any change to the definition of the qualified Executives, Employees or Consultants which would have the potential of broadening or increasing Insider participation;

(iv)	the addition of any form of financial assistance;

(v)	any amendment to a financial assistance provision which is more favourable to qualified Executives, Employees and Consultants;

(vi)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vii)	the addition of a deferred or restricted share unit or any other provision which results in qualified Executives, Employees and Consultants receiving securities while no cash consideration is received by the Company;

(viii)	a discontinuance of the Plan; and

(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to qualified Executives, Employees and Consultants, especially Insiders of the Company, at the expense of the Company and its existing shareholders.

(b)	The Committee may, subject to receipt of requisite Regulatory Approvals, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 9.2(a) above including, without limitation:

(i)	amendments of a “housekeeping” or clerical nature;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	amendments to reflect any requirements of any Regulatory Authorities to which the Company is subject, including the TSXV and the Nasdaq Stock Market;

(iv)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date;

(v)	a change in the exercise price of Options, provided that at least six months have elapsed since the later of the date of commencement of the term of the Option, the date the Shares commenced trading on the Exchange or the date the exercise price of the Option was last amended, and provided that Disinterested Shareholder Approval is obtained for any reduction in the exercise price if the Option Holder is an Insider (as such term is defined by the TSXV) of the Company at the time of such proposed reduction;

(vi)	amendments to Sections 5.5 and the definitions of Change of Control and Triggering Event;

(vii)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(viii)	amendments to reflect changes to applicable laws or regulations.

(c)	Notwithstanding the provisions of subparagraph 1.1(b)9.2(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section subparagraph 9.2(b), to the extent such approval is required by any applicable laws or regulations.

SECTION 11

CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

11.1	Compliance with Laws

An Option or RSU shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option or RSU, unless the grant and exercise of such Option or RSU and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and RSUs and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates or Award Agreements and the certificates representing such Shares accordingly.

11.2	Obligation to Obtain Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options or RSUs to be granted without first obtaining the necessary Regulatory Approvals unless such Options or RSUs are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options or RSUs hereunder. No Option or RSUs granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options and RSUs granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders and RSU Holders under section 10.2 of this Plan.

11.3	Inability to Obtain Regulatory Approvals

The Company's inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options or RSUs hereunder, the exercise of those Options or RSUs or the lawful issuance and sale of any Shares pursuant to such Options or RSUs, shall relieve the Company of any liability with respect to the failure to complete such transaction.

SECTION 12

ADJUSTMENTS AND TERMINATION

12.1	Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this SECTION 12, the Plan shall terminate on, and no more Options or RSUs shall be granted under the Plan after, the tenth anniversary of the Effective Date of the Plan.

12.2	No Grant During Suspension of Plan

No Option or RSU may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder or RSU Holder, alter or impair any rights or obligations under any Option or RSU previously granted.

12.3	Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options and RSUs then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder and RSU Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such Options or RSUs; and

(b)	a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 12.3, and without limitation, neither:

(c)	the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d)	the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company.

Any adjustment made to any Options or RSUs pursuant to this section 12.3 shall not be considered an amendment requiring the Option Holder's consent or RSU Holder’s consent, as applicable, for the purposes of Section 10.2 of this Plan.

12.4	Triggering Events

Subject to the Company complying with section 12.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate or Award Agreement, the Committee may, without the consent of the RSU Holder, Option Holder or Holders in question:

(a)	cause all or a portion of any of the Options or RSUs granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b)	cause all or a portion of any of the Options or RSUs granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably.

Such termination or exchange shall not be considered an amendment requiring the Option Holder's or RSU Holder’s consent for the purpose of section 10.2 of the Plan.

12.5	Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options or RSUs granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders or RSU Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder or RSU Holder the opportunity to exercise the vested portion of the Options or RSUs prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options and RSUs or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options or RSUs may have otherwise been subject.

12.6	Determinations to be Made By Committee

Adjustments and determinations under this SECTION 12 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

SECTION 13

GENERAL TERMS APPLICABLE TO AWARDS

13.1	Forfeiture Events.

The Board will specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for cause, violation of material Company policies, fraud, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

13.2	Awards may be granted separately or together.

Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

13.3	Non-transferability of awards.

Except as otherwise provided in an Award Agreement, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company. The Company does not intend to make Awards assignable or transferable, except where required by law or in certain estate proceedings described herein.

13.4	Conditions and restrictions upon securities subject to awards.

The Board may provide that the Shares issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Board in its sole discretion may specify, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation: (A) restrictions under an insider trading policy or pursuant to applicable law; (B) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Awards; (C) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and (D) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

13.5	Share certificates.

All Shares delivered under this Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under this Plan or the rules, regulations, and other requirements of any securities commission, the Exchange, and any applicable securities legislation, regulations, rules, policies or orders, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.6	Conformity to plan.

In the event that an Award is granted which does not conform in all particulars with the provisions of this Plan, or purports to grant an Award on terms different from those set out in this Plan, the Award shall not be in any way void or invalidated, but the Award shall be adjusted by the Board to become, in all respects, in conformity with this Plan.

13.7	Performance evaluation; adjustment of goals.

At the time that a performance-based Award is first issued, the Board, in the Award Agreement or in another written document, may specify whether performance will be evaluated including or excluding the effect of any of the following events that occur during the Restriction Period, as the case may be: (A) judgments entered or settlements reached in litigation; (B) the write down of assets; (C) the impact of any reorganization or restructuring; (D) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results; (E) extraordinary non-recurring items as may be described in the Company's management's discussion and analysis of financial condition and results of operations for the applicable financial year; (F) the impact of any mergers, acquisitions, spin-offs or other divestitures; and (G) foreign exchange gains and losses.

13.8	Adjustment of performance-based awards.

The Board shall have the sole discretion to adjust the determinations of the degree of attainment of the pre-established performance criteria or restrictions, as the case may be, as may be set out in the applicable Award Agreement governing the relevant performance-based Award. Notwithstanding any provision herein to the contrary, the Board may not make any adjustment or take any other action with respect to any performance-based Award that will increase the amount payable under any such Award. The Board shall retain the sole discretion to adjust performance-based Awards downward or to otherwise reduce the amount payable with respect to any performance-based Award.

SECTION 14

MISCELLANEOUS

14.1	No right as shareholder.

Neither the Participant nor any representatives of a Participant's estate shall have any rights whatsoever as Shareholders in respect of any Shares covered by such Participant's Award, until the date of issuance of a share certificate to such Participant or representatives of a Participant's estate for such Shares.

14.2	No trust or fund created.

Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured creditor of the Company.

14.3	No representations or covenants with respect to tax qualification; Section 409A.

(a)	Although the Company may, in its discretion, endeavor to (i) qualify an Award for favourable Canadian tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under this Plan.

(b)	For Participants who are residents or citizens of the United States of America, this Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A. Where reasonably possible and practicable, this Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to Section 409A. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A, except as otherwise determined by the Committee. If a Participant is a “specified employee” (within the meaning of Section 409A) and should any portion of the Award that would otherwise be payable under such Award be determined to be a payment that is not exempt from Section 409A, such payment, to the extent otherwise payable within six (6) months after a “separation from service” (within the meaning of Section 409A), and to the extent necessary to avoid the imposition of taxes under Section 409A, will be settled on the earlier of the date that is six (6) months and one (1) day after the date of such of separation from service or the date of Participant’s death. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment.

(c)	Notwithstanding the foregoing, neither the Company nor the Committee, nor any of the Company’s directors, officers or employees shall have any liability to any person in the event any Award results in adverse tax consequences for the Participant or any of his or her beneficiaries or transferees.

* * * * *

SCHEDULE “A”

[Include the following Exchange hold period if i) the exercise price of the stock options is based on less than Market Price; or ii) if the certificate is issued to persons holding securities carrying more than 10% of the voting rights attached to the Company’s securities; or if the certificate is issued to directors, officers or promoters of the Company]

[Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until <insert date four months and one day after Grant Date>.]

BITFARMS LTD.

STOCK OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the “Plan”) of Bitfarms Ltd. (the “Company”) and evidences that <insert name of Option Holder> is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to ● common shares (the “Shares”) in the capital stock of the Company at a purchase price of CAD$● per Share (the “Exercise Price”). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 5:00 p.m. local time in Toronto, Ontario (the “Expiry Time”) on the following Expiry Date:

(a)	the Grant Date of this Option is ●, 20 ; and

(b)	subject to sections 5.4, 6.2, 6.3, 6.4 and 12.4 of the Plan, the Expiry Date of this Option is ●, 20 .

To exercise this Option, the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

[Include the following Exchange hold period only if the exercise price of the stock options is based on less than Market Price. or ii) if the certificate is issued to persons holding securities carrying more than 10% of the voting rights attached to the Company’s securities; or if the certificate is issued to directors, officers or promoters of the Company]

[Any share certificates issued pursuant to an exercise of the Option before < insert date four months and one day after Grant Date> will contain the following legend:

“Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until <insert date four months and one day after Grant Date>.”]

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the “Act”) or the securities laws of any state (“State”) of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a “State Act”), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

This Option was granted to the Option Holder in his or her capacity as a ●[pick one: Director, Officer, Employee, Consultant] of the Company, and shall continue in effect should his or her status change and he or she continue in a new capacity as a Director, Officer, Employee or Consultant of the Company.

BITFARMS LTD.

Per:

Director

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Option Holder:

Date signed:
Signature

Print Name

Address

OPTION CERTIFICATE – SCHEDULE

[Complete the following additional terms and any other special terms, if applicable, or remove the inapplicable terms or this schedule entirely.]

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.	The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

(a)	● Shares (●%) will vest and be exercisable on or after the Grant Date;

(b)	● additional Shares (●%) will vest and be exercisable on or after ● [date];

(c)	● additional Shares (●%) will vest and be exercisable on or after ● [date];

(d)	● additional Shares (●%) will vest and be exercisable on or after ● [date];

2.	Upon the Option Holder ceasing to hold a position with the Company, other than as a result of the events set out in paragraphs 5.4(a) or 5.4(b) of the Plan, the Expiry Date of the Option shall be <if applicable, insert date desired that is longer or shorter than the standard 90 days set out in the Plan> following the date the Option Holder ceases to hold such position.

* * * * *

SCHEDULE “B”

STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Stock Option Plan
BITFARMS LTD.
18 King Street East, Suite 902 Toronto, Ontario M5C 1C4

(or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the “Plan”) of Bitfarms Ltd. (the “Company”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	of the Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate).

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to “●“ in an amount equal to the aggregate Exercise Price of the aforesaid Shares and directs the Company to issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address (provide full complete address):

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 5:00 p.m. local time in Toronto, Ontario on the Expiry Date of the Option.

DATED the	day of	, 20.

Signature of Option Holder

SCHEDULE “E”

RIGHT TO DISSENT – SECTION 190 OF THE CBCA

Pursuant to the Canada Business Corporations Act, shareholders have the right to dissent to the proposed Continuation. The full text of Section 190 of the Canada Business Corporations Act is set forth below.

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.